FINANCIAL

CORP.

- THE HOLDING COMPANY OF WEST VIEW SAVINGS BANK-

“Over 100 Years of Quality Banking”

2018

ANNUAL REPORT

TABLE OF CONTENTS

Page Number
Shareholders’ Letter	1

Selected Consolidated Financial and Other Data	2

Management’s Discussion and Analysis of Financial Condition and Results of Operations	4

Report of Independent Registered Public Accounting Firm	20

Consolidated Balance Sheet	21

Consolidated Statement of Income	22

Consolidated Statement of Comprehensive Income	23

Consolidated Statement of Changes in Stockholders’ Equity	24

Consolidated Statement of Cash Flows	25

Notes to Consolidated Financial Statements	26

Common Stock Market Price and Dividend Information	78

Corporate Information	80

(412)364-1911

-THE HOLDING COMPANY OF WEST VIEW SAVINGS BANK-

To Our Shareholders:

Fiscal 2018 marked the third consecutive year of higher net income, higher earnings per share and higher cash dividends paid on our common stock.

Net income increased approximately $500 thousand, or 31%, to $2.1 million for the year ended June 30, 2018 as compared to $1.6 million for the year ended June 30, 2017. During fiscal 2018, the Company’s Board of Directors once again increased the regular quarterly cash dividend – to $0.08 per share from $0.06 per share – and also paid an additional $0.04 per share special dividend. Our cash dividends per share totaled $0.32 in fiscal 2018 as compared to $0.24 per share in fiscal 2017 – a 33% increase.

During fiscal 2018, we continued to manage our balance sheet in line with Federal Reserve monetary actions and customer preferences. During fiscal 2018, our net loans increased $7.2 million, or approximately 9%. In order to help mitigate the interest rate risk associated with longer-term fixed-rate loans, we allocated substantially all of our investment security purchases to floating rate instruments which reprice on a quarterly basis. We believe that this strategy allows us to reinvest in our communities by making sound loans, and increasing the rates paid to our depositors while enhancing shareholder returns.

We continue to see sustained improvement in the U.S. economy. The unemployment rate is at a multi-decade low point and inflation appears to be well contained. The Federal Reserve Open Market Committee increased its targeted federal funds rate three times in fiscal 2018 and fiscal 2017.

The Tax Cuts and Jobs Act of 2017 reduced the Company’s federal tax rate from 34% to 21% effective January 1, 2018. The Company anticipates using a portion of the federal tax savings to bolster our investment in infrastructure, people and technology. We have also received an increase in inquiries from small business owners to finance new properties or expand their existing business.

The Company would also like to take this opportunity to recognize two employees who retired during fiscal 2018, both with over 25 years of dedicated service – Assistant Vice President Herbert J. Pegher and Assistant Branch Manager Karen McDaniels. We wish Karen and Herb a happy, healthy and well-earned retirement.

We would also like to dedicate this Annual Report in memory of our immediate past Chairman of the Board, David L. Aeberli, who passed away in December 2017. Dave joined the Board in 1985 and served with distinction until his retirement from the Board in 2014.

David J. Bursic	John W. Grace
President and	Chairman of the Board of Directors
Chief Executive Officer

Town of McCandless • 9001 Perry Highway, Pittsburgh, Pennsylvania 15237

FIVE YEAR SUMMARY OF SELECTED CONSOLIDATED

FINANCIAL AND OTHER DATA

	As of or For the Year Ended June 30,
	2018	2017	2016	2015	2014
	(Dollars in Thousands, except per share data)
Selected Financial Data:
Total assets	$352,288	$351,609	$335,723	$329,716	$309,940
Net loans receivable	84,675	77,455	64,673	46,163	29,724
Mortgage-backed securities	115,857	129,321	137,416	162,639	215,335
Investment securities	128,811	117,127	117,199	103,534	50,434
Deposit accounts	145,023	145,289	141,278	138,928	141,859
FHLB advances – short-term	171,403	155,799	144,027	37,830	23,626
FHLB advances – long-term fixed	—	10,000	10,000	12,500	12,500
FHLB advances – long-term variable	—	6,109	6,109	105,305	99,196
Stockholders’ equity	34,017	33,043	33,085	32,043	31,788
Non-performing assets, troubled debt restructurings and potential problem loans (1)	235	246	254	309	607
Selected Operating Data:
Interest income	$9,670	$7,646	$6,812	$6,378	$5,821
Interest expense	3,124	1,854	1,431	1,155	1,357

Net interest income	6,546	5,792	5,381	5,223	4,464
Provision for loan losses	50	58	56	70	(73)

Net interest income after provision for loan losses	6,496	5,734	5,325	5,153	4,537
Non-interest income	470	490	572	558	531
Non-interest expense	3,713	3,739	3,773	3,706	3,675

Income before income tax expense	3,253	2,485	2,124	2,005	1,393
Income tax expense	1,128	848	799	658	473

Net income	$2,125	$1,637	$1,325	$1,347	$920

Per Share Information:
Basic earnings	$1.16	$0.87	$0.69	$0.69	$0.45
Diluted earnings	$1.16	$0.87	$0.69	$0.69	$0.45
Dividends per share	$0.32	$0.24	$0.24	$0.16	$0.16
Dividend payout ratio	27.59%	27.59%	34.78%	24.24%	35.56%
Book value per share at period end:
Common Equity	$17.27	$16.45	$16.22	$15.70	$15.45
Tier I Equity	$17.37	$16.54	$16.34	$15.93	$15.66
Average shares outstanding:
Basic	1,826,893	1,873,790	1,910,538	1,941,872	2,057,920
Diluted	1,827,260	1,873,790	1,910,538	1,941,872	2,057,920

FIVE YEAR SUMMARY OF SELECTED CONSOLIDATED

FINANCIAL AND OTHER DATA

	As of or For the Year Ended June 30,
	2018	2017	2016	2015	2014
Selected Operating Ratios (2):
Average yield earned on interest-earning assets (3)	2.81%	2.29%	2.09%	2.07%	1.96%
Average rate paid on interest-bearing liabilities	1.05	0.65	0.51	0.44	0.53
Average interest rate spread (4)	1.76	1.64	1.58	1.63	1.43
Net interest margin (4)	1.90	1.73	1.65	1.70	1.50
Ratio of interest-earning assets to interest-bearing liabilities	115.89	116.28	115.70	116.12	116.64
Non-interest expense as a percent of average assets	1.05	1.09	1.13	1.17	1.20
Return on average assets	0.60	0.48	0.40	0.43	0.30
Return on average equity	6.31	4.94	4.09	4.23	2.87
Ratio of average equity to average assets	9.66	9.65	9.68	10.05	10.50
Full-service offices at end of period	5	5	5	5	5
Asset Quality Ratios (2):
Non-performing and potential problem loans and troubled debt restructurings as a percent of net total loans (1)	0.28%	0.32%	0.39%	0.67%	2.04%
Non-performing assets as a percent of total assets (1)	0.07	0.07	0.08	0.09	0.20
Non-performing assets, troubled debt restructurings and potential problem loans as a percent of total assets (1)	0.07	0.07	0.08	0.09	0.20
Allowance for loan losses as a percent of total loans receivable	0.55	0.54	0.56	0.65	0.78
Allowance for loan losses as a percent of non-performing loans	199.15	169.92	141.73	98.38	38.55
Charge-offs to average loans receivable outstanding during the period	0.00	0.00	0.00	0.00	0.00
Capital Ratios (2):
Common Equity Tier 1 risk-based capital ratio	18.18%	19.40%	17.69%	21.75%	N/A
Tier 1 risk-based capital ratio	18.18	19.40	17.69	21.75%	29.27%
Total risk-based capital ratio	18.45	19.67	17.90	21.99	29.52
Tier 1 leverage capital ratio	9.65	9.53	9.95	10.03	10.17

(1)

Non-performing assets consist of non-performing loans and real estate owned (“REO”). Non-performing loans consist of non-accrual loans and accruing loans greater than 90 days delinquent, while REO consists of real estate acquired through foreclosure and real estate acquired by acceptance of a deed in lieu of foreclosure. Potential problem loans include loans where management has some doubt as to the ability of the borrower to comply with present loan repayment terms.

(2)

Consolidated asset quality ratios and capital ratios are end of period ratios, except for charge-offs to average net loans. With the exception of end of period ratios, all ratios are based on average monthly balances during the indicated periods.

(3)	Interest and yields on tax-exempt loans and securities (tax-exempt for federal income tax purposes) are shown on a fully taxable equivalent basis.
(4)

Interest rate spread represents the difference between the weighted average yield on interest-earning assets and the weighted average cost of interest-bearing liabilities, and net interest margin represents net interest income as a percent of average interest-earning assets.

WVS FINANCIAL CORP. AND SUBSIDIARY

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

FORWARD LOOKING STATEMENTS

In the normal course of business, we, in an effort to help keep our shareholders and the public informed about our operations, may from time to time issue or make certain statements, either in writing or orally, that are or contain forward-looking statements, as that term is defined in the U.S. federal securities laws. Generally, these statements relate to business plans or strategies, projected or anticipated benefits from acquisitions made by or to be made by us, projections involving anticipated revenues, earnings, profitability or other aspects of operating results or other future developments in our affairs or the industry in which we conduct business. Forward-looking statements may be identified by reference to a future period or periods or by the use of forward-looking terminology such as “anticipated,” “believe,” “expect,” “intend,” “plan,” “estimate” or similar expressions.

Although we believe that the anticipated results or other expectations reflected in our forward-looking statements are based on reasonable assumptions, we can give no assurance that those results or expectations will be attained. Forward-looking statements involve risks, uncertainties and assumptions (some of which are beyond our control), and as a result actual results may differ materially from those expressed in forward-looking statements. Factors that could cause actual results to differ from forward-looking statements include, but are not limited to, the following, as well as those discussed elsewhere herein:

•

our investments in our businesses and in related technology could require additional incremental spending, and might not produce expected deposit and loan growth and anticipated contributions to our earnings;

•

general economic or industry conditions could be less favorable than expected, resulting in a deterioration in credit quality, a change in the allowance for loan losses or a reduced demand for credit or fee-based products and services;

•	changes in the interest rate environment could reduce net interest income and could increase credit losses;

•

the conditions of the securities markets could change, which could adversely affect, among other things, the value or credit quality of our assets, the availability and terms of funding necessary to meet our liquidity needs and our ability to originate loans and leases;

•	changes in the extensive laws, regulations and policies governing bank holding companies and their subsidiaries could alter our business environment or affect our operations;

•	the potential need to adapt to industry changes in information technology systems, on which we are highly dependent, could present operational issues or require significant capital spending;

•

competitive pressures could intensify and affect our profitability, including as a result of continued industry consolidation, the increased availability of financial services from non-banks, technological developments such as the internet or bank regulatory reform; and

•

acts or threats of terrorism and actions taken by the United States or other governments as a result of such acts or threats, including possible military action, could further adversely affect business and economic conditions in the United States generally and in our principal markets, which could have an adverse effect on our financial performance and that of our borrowers and on the financial markets and the price of our common stock.

You should not put undue reliance on any forward-looking statements. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update them in light of new or future events except to the extent required by federal securities laws.

GENERAL

WVS Financial Corp. (the “Company”) is the parent holding company of West View Savings Bank (“West View” or the “Savings Bank”). The Company was organized in July 1993 as a Pennsylvania-chartered unitary bank holding company and acquired 100% of the common stock of the Savings Bank in November 1993.

West View Savings Bank is a Pennsylvania-chartered, FDIC-insured stock savings bank conducting business from six offices in the North Hills suburbs of Pittsburgh. The Savings Bank converted from the mutual to the stock form of ownership in November 1993. The Savings Bank had no subsidiaries at June 30, 2018.

The operating results of the Company depend primarily upon its net interest income, which is determined by the difference between income on interest-earning assets, principally loans, mortgage-backed securities and investment securities, and interest expense on interest-bearing liabilities, which consist primarily of deposits and borrowings. The Company’s net income is also affected by its provision for loan losses, as well as the level of its non-interest income, including loan fees and service charges, and its non-interest expenses, such as compensation and employee benefits, income taxes, deposit insurance and occupancy costs.

CHANGES IN FINANCIAL CONDITION

	Condensed Balance Sheet
	June 30,		Change
	2018	2017	Dollars	Percentage
		(Dollars in Thousands)
Cash equivalents	$2,441	$2,272	$169	7.44%
Certificates of deposit	350	10,380	(10,030)	(96.63)
Investments (1)	258,010	253,510	4,500	1.78
Net loans receivable	84,675	77,455	7,220	9.32
Total assets	352,288	351,609	679	0.19
Deposits	145,023	145,289	(266)	(0.18)
Borrowed funds	171,403	171,908	(505)	(0.29)
Total liabilities	318,271	318,566	(295)	(0.09)
Stockholders’ equity	34,017	33,043	974	2.95

(1)	Includes investment securities, mortgage-backed securities and Federal Home Loan Bank (FHLB) stock.

Cash Equivalents. Cash on hand and due from banks, and interest-earning demand deposits represent total cash and cash equivalents. Cash and cash equivalents increased $169 thousand or 7.44% to $2.4 million at June 30, 2018 from $2.3 million at June 30, 2017. Changes in cash and cash equivalents are influenced by the timing of customer transaction account deposits, the redeployment of funds into other earning assets such as investments or loans, and the repayment of Company borrowings.

Certificates of Deposit. Certificates of deposit decreased to $350 thousand at June 30, 2018 from $10.4 million at June 30, 2017 due to the maturity of large dollar floating rate certificates of deposit. Proceeds from these maturities were primarily used to fund increases in net loans receivable and investments.

Investments. The Company’s investment portfolio is comprised of U.S. Government Agency bonds, corporate bonds, foreign debt securities, obligations of state and political subdivisions, Federal Home Loan Bank (“FHLB”) stock and mortgaged-backed securities issued by U.S. Government Agencies and private-issuers. See Notes 3 and 4 to the Consolidated Financial Statements for additional information. The Company’s investment portfolio increased $4.5 million or 1.78% to $258.0 million at June 30, 2018 from $253.5 million at June 30, 2017.

Investment securities other than mortgage-backed securities, increased $17.9 million or 15.25% to $135.0 million at June 30, 2018 from $117.1 million at June 30, 2017. This change was due to the following purchases of securities all of which were investment-grade: $45.8 million corporate bonds floating-rate, $18.6 million U.S dollar denominated floating rate foreign bonds and $300 thousand of tax-free municipal bonds. These purchases were offset by early issuer redemptions and maturities totaling $32.1 million of corporate bonds, $12.9 million of U.S. dollar denominated foreign bonds, $1.3 million of proceeds from sales of investment securities, $303 thousand of corporate utility first mortgage bonds and $860 thousand in sales of taxable municipal bonds. Our investment in FHLB stock increased $99 thousand or 1.4% to $7.2 million at June 30, 2018 from $7.1 million at June 30, 2017 due to higher levels of FHLB advances. Investment purchases were primarily funded with cash flows from our mortgage-backed securities and maturities of large dollar floating rate certificates of deposit. See “Quantitative and Qualitative Disclosures about Market Risk”.

Mortgage-backed securities decreased $13.5 million or 10.41% to $115.9 million at June 30, 2018 from $129.3 million at June 30, 2017. This decrease was due primarily to cash repayments on U.S. Government Agency floating rate mortgage-backed securities totaling $13.3 million and $276 thousand on the Company’s private-label floating-rate mortgage-backed securities portfolio. Net cash flows from the mortgage-backed securities segment were used primarily to fund loan growth and investment purchases.

Net Loans Receivable. Net loans receivable increased $7.2 million or 9.32% to $84.7 million at June 30, 2018, from $77.4 million at June 30, 2017. The increase in net loans was primarily attributable to an increase in single-family real estate loans totaling $7.1 million. The Company actively pursues 15, 20, and 30 year fixed-rate single-family residential real estate loans. The Company also makes available residential mortgage loans with interest rates which adjust pursuant to a designated index, although customer acceptance has been somewhat limited in the Savings Bank’s market area. We expect that the housing market will continue to modestly grow throughout fiscal 2019. The Company will continue to selectively offer commercial real estate, land acquisition and development, and shorter-term construction loans (primarily on residential properties), and commercial loans on business assets to increase interest income while managing credit and interest rate risk. The Company also offers higher yielding multi-family loans to existing, and seasoned prospective, customers. During fiscal 2018, the Company retained all of its loan originations. The Company also partners with the FHLB’s Mortgage Partnership Finance® (“MPF”) Program to make purchase money and refinancing mortgages available to the public. These loans are originated through the Company who then assigns the loans to the MPF Program. This MPF Program relationship allows the Company to earn loan origination fee income while avoiding the interest rate risk of retaining long-term fixed rate mortgages with low interest rates on the Company’s balance sheet. Residential loan originations increased in fiscal 2016, 2017 and 2018, and we expect this trend to continue into fiscal 2019.

Deposits. Total deposits decreased approximately $266 thousand or 0.18% during the year ended June 30, 2018. Certificates of deposit increased $2.1 million or 6.38%, primarily due to an increase in wholesale CDs issued. Savings and money market accounts decreased by $797 thousand or 1.75% and $1.4 million or 6.21%, respectively. Checking account deposits decreased $288 thousand or 0.67%. Advance payments by borrowers for taxes and insurance increased $153 thousand or 8.6% as a result of the increase in single family real estate loans during fiscal 2018 compared to fiscal 2017. See Note 12 to the Consolidated Financial Statements and “Quantitative and Qualitative Disclosures on Market Risk.”

Borrowed Funds. Borrowed funds decreased $505 thousand or 0.29% to $171.4 million during fiscal 2018. The Company’s borrowed funds are comprised of FHLB advances long-term and short-term borrowings. Short-term borrowings include FHLB short-term advances and other short-term borrowings such as broker repurchase agreements or borrowings from the Federal Reserve Bank of Cleveland (FRB).

At June 30, 2018, the Company’s borrowed funds consisted of only FHLB short-term advances. At June 30, 2017, the Company had two FHLB long-term variable rate advances totaling $6.1 million, with a weighted average interest rate of 1.25%. These advances matured during the quarter ended September 30, 2017 and were replaced with FHLB short-term advances.

The Company also uses a variety of short-term borrowing sources as part of its asset/liability management program. The actual short-term funding source used, at any given point in time, depends upon factors such as cost, terms, maturity terms and general market conditions. During fiscal 2018, we increased our FHLB short-term borrowings by $15.6 million or 10.0%. The increase in FHLB short-term borrowings was primarily used to pay down maturing FHLB long-term borrowings and to fund purchases of floating rate investment securities. We had no other short-term borrowings at June 30, 2018.

Stockholders’ Equity. Total stockholders’ equity increased to $34.0 million at June 30, 2018, compared to $33.0 million at June 30, 2017. The changes in stockholders’ equity were attributable to Company net income of $2.1 million, which was partially offset by $689 thousand of cash dividends paid on the Company’s common stock and $622 thousand paid for the purchase of Treasury stock. See the Consolidated Statement of Comprehensive Income and Note 5 to the Consolidated Financial Statements for a discussion of the components of other comprehensive income. Book value per share (tier 1 equity basis) increased from $16.54 at June 30, 2017 to $17.37 at June 30, 2018. On a common equity basis, book value per share increased from $16.45 at June 30, 2017 to $17.27 at June 30, 2018. The Company was able to maintain strong capital ratios during fiscal 2018. Our tier 1 leverage ratio was 9.65% and total risk-based capital ratio was 18.45% at June 30, 2018, as compared to 9.53% and 19.67%, respectively, at June 30, 2017.

RESULTS OF OPERATIONS

	Condensed Statements of Income
	Year Ended			Year Ended		Year Ended
	June 30,			June 30,		June 30,
	2018	Change		2017	Change	2016
	(Dollars in Thousands)
Interest income	$9,670		$2,024	$7,646	$834	$6,812
			26.47%		12.24%
Interest expense	$3,124		1,270	$1,854	$423	$1,431
			68.50%		29.56%
Net interest income	$6,546		$754	$5,792	$411	$5,381
			13.02%		7.64%
Provision for loan losses	$50		$(8)	$58	$2	$56
			-13.79%		3.57%
Non-interest income	$470		$(20)	$490	$(82)	$572
			-4.08%		-14.34%
Non-interest expense	$3,713	$	(26)	$3,739	$(34)	$3,773
			-0.70%		-0.90%
Income tax expense	$1,128		$280	$848	$49	$799
			33.02%		6.13%
Net income	$2,125		$488	$1,637	$312	$1,325
			29.81%		23.55%

General. The Company reported net income of $2.1 million, $1.6 million and $1.3 million for the fiscal years ended June 30, 2018, 2017 and 2016, respectively. The $488 thousand or 29.8% increase in net income during fiscal 2018 was primarily attributable to a $754 thousand increase in net interest income, a $26 thousand decrease in non-interest expense and an $8 thousand decrease in the provision for loan losses, which were partially offset by a $280 thousand increase in income tax expense and a $20 thousand decline in non-interest income. The $312 thousand or 23.6% increase in net income during fiscal 2017 was primarily attributable to a $411 thousand increase in net interest income and a $34 thousand decrease in non-interest expense, which was partially offset by an $82 thousand decrease in non-interest income, a $49 thousand increase in income tax expense, and a $2 thousand increase in provisions for loan losses. Earnings per share totaled $1.16 (basic and diluted) for fiscal 2018 as compared to $0.87 and $0.69 for fiscal 2017 and 2016, respectively.

Average Balances, Net Interest Income and Yields Earned and Rates Paid. The following average balance sheet table sets forth at and for the periods indicated information on the Company regarding: (1) the total dollar amounts of interest income on interest-earning assets and the resulting average yields; (2) the total dollar amounts of interest expense on interest-bearing liabilities and the resulting average costs; (3) net interest income; (4) interest rate spread; (5) net interest-earning assets (interest-bearing liabilities); (6) the net yield earned on interest-earning assets; and (7) the ratio of total interest-earning assets to total interest-bearing liabilities.

	For the Years Ended June 30,
	2018			2017			2016
	Average		Average	Average		Average	Average		Average
	Balance	Interest	Yield/Rate	Balance	Interest	Yield/Rate	Balance	Interest	Yield/Rate
	(Dollars in Thousands)
Interest-earning assets:
Net loans receivable (1),(2)	$80,726	$2,983	3.70%	$72,120	$2,721	3.77%	$56,974	$2,324	4.08%
Mortgage-backed securities	122,592	3,130	2.55	131,609	2,333	1.77	150,421	2,155	1.43
Investments - taxable	127,376	3,017	2.37	113,260	2,114	1.87	110,906	1,981	1.80
Investments - tax-free (2)	1,557	19	1.74	1,330	17	1.87	568	8	2.08
Trading securities	—	—	—	277	5	1.81	—	—	—
FHLB stock	7,034	439	6.24	6,698	329	4.91	6,505	336	5.17
Interest-bearing deposits	668	10	1.50	391	3	0.77	349	1	0.29
Certificates of deposits	3,874	72	1.86	8,282	124	1.50	350	7	2.00

Total interest-earning assets	343,827	9,670	2.81%	333,967	7,646	2.29%	326,073	6,812	2.09%

Non-interest-earning assets	8,881			9,335			8,919

Total assets	$352,708			$343,302			$334,992

Interest-bearing liabilities:
Interest-earning checking accounts	$23,406	4	0.02%	$22,472	4	0.02%	$21,602	4	0.02%
Savings accounts	44,673	17	0.04	46,041	20	0.04	45,367	22	0.05
Money market accounts	21,792	20	0.09	23,034	21	0.09	24,263	22	0.09
Savings certificates	36,526	365	1.00	34,071	200	0.59	32,293	162	0.50
Advance payments by borrowers for taxes and insurance	1,378	—	—	1,213	—	—	1,020	—	—
FHLB long-term advances	1,607	43	2.68	16,109	491	3.05	107,117	969	0.90
FHLB short-term advances	167,306	2,675	1.60	144,258	1,118	0.78	47,413	238	0.50
Other short-term borrowings	—	—	—	—	—	—	2,748	14	0.51

Total interest-bearing liabilities	296,688	3,124	1.05%	287,198	1,854	0.65%	281,823	1,431	0.51%

Non-interest-bearing accounts	20,650			21,213			19,456

Total interest-bearing liabilities and non-interest-bearing accounts	317,338			308,411			301,279
Non-interest-bearing liabilities	1,680			1,748			1,298

Total liabilities	319,018			310,159			302,557
Equity	33,690			33,143			32,415

Total liabilities and equity	$352,708			$343,302			$334,992

Net interest income		$6,546			$5,792			$5,381

Interest rate spread			1.76%			1.64%			1.58%

Net yield on interest-earning assets (3)			1.90%			1.73%			1.65%

Ratio of interest-earning assets to interest-bearing liabilities			115.89%			116.28%			115.70%

(1)	Includes non-accrual and tax-exempt loans.
(2)

Yields on tax-exempt loans and tax-exempt securities (tax-exempt for federal income tax purposes) are shown on a fully taxable equivalent basis utilizing a calculation that reflects the tax-exempt coupon, and a 20% interest expense disallowance and federal tax rates of 21% for fiscal 2018 and 34% for fiscal 2017 and 2016.

(3)	Net interest income divided by average interest-earning assets.

Rate/Volume Analysis. The following table describes the extent to which changes in interest rates and changes in volume of interest-related assets and liabilities have affected the Company’s interest income and expense during the periods indicated. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to: (1) changes in volume (change in volume multiplied by prior year rate), (2) changes in rate (change in rate multiplied by prior year volume), and (3) total change in rate and volume. The combined effect of changes in both rate and volume has been allocated proportionately to the change due to rate and the change due to volume.

	Year Ended June 30,
	2018 vs. 2017			2017 vs. 2016
	Increase (Decrease)		Total Increase (Decrease)	Increase (Decrease)		Total
	Due to			Due to		Increase (Decrease)
	Volume	Rate		Volume	Rate
	(Dollars in Thousands)
Interest-earning assets:
Net loans receivable	$312	$(50)	$262	$574	$(177)	$397
Mortgage-backed securities	(238)	1,035	797	(328)	506	178
Investments - taxable	328	577	905	(32)	174	142
Trading assets	(5)	—	(5)	5	0	5
FHLB stock	21	89	110	10	(17)	(7)
Interest-bearing deposits	4	3	7	—	2	2
Certificates of deposit	(82)	30	(52)	119	(2)	117

Total interest-earning assets	$340	$1,684	$2,024	$348	$486	$834

Interest-bearing liabilities:
Interest-earning checking accounts	$—	$—	$—	$—	$—	$—
Savings accounts	(3)	—	(3)	3	(5)	(2)
Money market accounts	(1)	—	(1)	(1)	—	(1)
Savings certificates	25	140	165	9	29	38
Advance payments by borrowers for taxes and insurance	—	—	—	—	—	—
FHLB long-term borrowings	(467)	19	(448)	(1,043)	565	(478)
FHLB short-term borrowings	374	1,183	1,557	747	133	880
Other short-term borrowings	—	—	—	(14)	0	(14)

Total interest-bearing liabilities	$(72)	$1,342	$1,270	$(299)	$722	$423

Change in net interest income	$412	$342	$754	$648	$(236)	$411

Net Interest Income. Net interest income is determined by the Company’s interest rate spread (i.e. the difference between the yields earned on its interest-earning assets and the rates paid on its interest-bearing liabilities) and the relative amounts of interest-earning assets and interest-bearing liabilities. Net interest income increased by $754 thousand or 13.02% in fiscal 2018 and increased $411 thousand or 7.64% in fiscal 2017. The increase in fiscal 2018 was the result of a $2.0 million or 26.47% increase in interest and dividend income, which was partially offset by a $1.3 million increase in interest expense. The increase in fiscal 2017 was the result of an $834 thousand or 12.24% increase in interest and dividend income, which was partially offset by a $423 thousand or 29.56% increase in interest expense. Fiscal years 2018 and 2017 were favorably impacted by higher levels of net loans receivable and by the reduction of fixed interest costs associated with the repayments on our legacy FHLB long-term advances. Additionally, during fiscal 2018 the Company benefited from the higher average yields on its investment portfolio.

Interest Income. Total interest income increased by $2.0 million or 26.47% during fiscal 2018 and increased $834 thousand or 12.24% during fiscal 2017. The fiscal 2018 increase resulted from higher average yields on the Company’s investment and mortgage-backed securities as well as an increase in average loan balances when compared to the same period of 2017. The increase in fiscal 2017 was primarily the result of higher average balances of net loans receivable and large dollar floating rate certificates of deposit as well as higher yields on mortgage-backed securities and taxable investment securities, which more than offset lower average balances of mortgage-backed securities and lower yields on the Company’s loan portfolio. Management continuously evaluates market opportunities, and associated borrowing costs, to contribute to net interest income. The Company believes that it has sufficient capital to grow its balance sheet as opportunities become available.

Interest income on net loans receivable increased $262 thousand or 9.63% during fiscal 2018 and increased $397 thousand or 17.08% during fiscal 2017. The increase in fiscal 2018 was primarily the result of an $8.6 million increase in the average balances of net loans outstanding, which more than offset a 7 basis point decrease in the weighted average yield on the Company’s loan portfolio. For fiscal 2017 the increase was primarily the result of a $15.1 million increase in the average balances of net loans outstanding, which more than offset a 31 basis point decrease in the weighted average yield on the Company’s loan portfolio. Prior to fiscal 2014, as part of its asset/liability management strategy, historically low long-term mortgage rates, weakness in the economy, rising inventories of existing homes available for sale, and lower construction starts throughout our lending area, the Company had limited its portfolio origination of longer-term fixed rate loans to mitigate its exposure to a rise in market interest rates and credit risk. The Company began portfolio originations of single-family mortgage loans with longer-term fixed rate loans during fiscal 2014, as well as reoffering multi-family and commercial real estate loans, construction loans, land acquisition and development loans, consumer loans, small business and commercial loans. Overall loan demand, and borrower financial capacity were constrained during both fiscal 2013 and 2012 due to weakness in the national economy. Beginning in fiscal 2014, and throughout fiscal 2015, the Company began to see an increase in single-family and multi-family refinancing loans. During both fiscal 2017 and 2016, the Company also enjoyed higher levels of single-family home purchase loans. Substantially all of our loan originations were fixed-rate with a mix of 15, 20 and 30 year terms.

Interest income on investment securities increased $905 thousand or 42.47% during fiscal 2018 and increased $142 thousand or 7.14% during fiscal 2017. During fiscal 2018, the increase was primarily due to an increase of $15.1 million in the average balance of investment grade corporate bonds as well as a 53 basis point increase in the average yield on these investments. The increase in fiscal 2017 was primarily attributable to a $13.2 million increase in the average balance of investment grade corporate bonds, a 101 basis point increase in the weighted average yield on the Company’s U.S. Government Agency debentures and a 7 basis point increase in the weighted average yield earned on corporate bonds, which more than offset a $10.0 million decrease in the average balance of U.S. Government Agency debentures outstanding. The increase in yields earned on, and the decrease in average balances of, U.S. Government Agency debentures were primarily attributable to accretion of purchase discounts on early issuer redemptions.

During 2018, interest income on mortgage-backed securities increased $797 thousand or 34.16% and increased $178 thousand or 8.26% during fiscal 2017. The increase in fiscal 2018 was primarily due to a 78 basis point increase in the weighted average yield earned on U.S. Government Agency mortgage-backed securities, which more than offset the $8.8 million decrease in the average balance of these securities. The increase in fiscal 2017 was primarily the result of an increase of 34 basis points in the weighted average yield on U.S. Government Agency mortgage-backed securities. During both fiscal 2018 and 2017, the U.S. Government Agency mortgage-backed securities sector offered relatively unattractive investment opportunities. The Company began to reinvest cash repayments of principal into floating rate investment securities and also increased its net loan portfolio. The average balances associated with the Company’s private label mortgage-backed securities declined $520 thousand and $265 thousand during fiscal 2018 and fiscal 2017, respectively. The Company continues to reduce its exposure to private-label mortgage-backed securities due to the substandard investment performance associated with this segment.

Dividend income on FHLB stock increased $110 thousand or 33.43% during fiscal 2018, and decreased $7 thousand or 2.08% during fiscal 2017. The increase in 2018 was due to a $336 thousand increase in the average balance of FHLB stock as well as a 133 basis point increase in the weighted average yield. The 2017 decrease was the result of a 26 basis point decline in the weighted average yield, which more than offset a $193 thousand increase in the average balance of FHLB stock holdings. The Company’s average holdings of FHLB stock are directly related to the volume of outstanding FHLB advances.

Interest income on certificates of deposit declined by $52 thousand during fiscal 2018 and increased $117 thousand during fiscal 2017. The 2018 decrease was attributable to a $4.4 million decrease in the average balance of certificates of deposit, which was partially offset by a 36 basis point increase in the average yield earned on certificates of deposit. The increase in fiscal 2017 was the result of a $7.9 million increase in the average balance of the Company’s holdings of certificates of deposit due to relatively higher yields in this market segment.

Interest Expense. Total interest expense increased $1.3 million or 68.50% during fiscal 2018 and increased $423 thousand or 29.56% during fiscal 2017. For fiscal 2018, the increase was primarily due to an increase of $23.0 million in the average balance of our FHLB short-term advances as well as an 82 basis point increase in market rates paid on these advances. Partially offsetting the increase in both volume and rates on the FHLB short-term advances, was a $14.5 million reduction in the average balances of our long-term FHLB variable rate advances, which were paid-off during the quarter ended September 30, 2017. The increase in fiscal 2017 was primarily attributable to higher rates paid on FHLB long-term variable rate and short-term advances of 63 basis points and 28 basis points, respectively, and a $96.8 million increase in the average balance of FHLB short-term advances, which more than offset a $91.0 million decrease in the average balance of FHLB long-term advances. The increases in the average balance of FHLB short-term borrowings for both periods reflects a shift from FHLB long-term borrowings to FHLB short-term borrowings as part of the Company’s asset/liability management strategy. The increase in rates paid on FHLB short-term borrowings for both periods were consistent with increases in short-term market interest rates.

Interest expense on interest-bearing deposits increased $161 thousand or 65.71% in fiscal 2018 and increased $35 thousand or 16.67% in fiscal 2017. The increase in fiscal 2018 was primarily attributable to a 41 basis point increase in the rate paid on time deposits and a $2.5 million increase in the average balance of time deposits. The increase in fiscal 2017 was primarily attributable to a 9 basis point increase in the rate paid on time deposits, a $1.8 million increase in the average balance of time deposits and a $674 thousand increase in the average balance of savings deposits, which were partially offset by a 1 basis point decrease in the rate paid on savings deposits. Beginning in fiscal 2017 and continuing in fiscal 2018, the Company began to use brokered deposits in part of its asset/liability management strategy. Terms associated with broker deposits were sometimes more favorable during fiscal 2017 and 2018 than terms offered on other short-term borrowings. The Company had $9.3 million and $5.8 million of brokered deposits outstanding at June 30, 2018 and 2017, respectively.

Provision for Loan Losses. A provision for loan losses is charged, or accreted to earnings to bring the total allowance to a level considered adequate by management to absorb potential losses in the portfolio. Management’s determination of the adequacy of the allowance is based on periodic evaluations of the loan portfolio considering past experience, current economic conditions, volume, growth, composition of the loan portfolio and other relevant factors. The Company recorded provisions for loan losses totaling $50 thousand in fiscal 2018 and $58 thousand in fiscal 2017. The decrease in the provision for loan losses recorded during fiscal 2018 was primarily due to lower originations of single-family loans, which was partially offset by an increase in the Company’s ALLL reserve factor from 0.43 basis points to 0.46 basis points for the single-family permanent loan segment. The increase in the provision in fiscal 2017 was primarily attributable to growth in the Company’s single family owner occupied loan portfolio.

Non-interest Income. Total non-interest income decreased $20 thousand or 4.08% in fiscal 2018 and decreased $82 thousand or 14.34% in fiscal 2017. The decrease in fiscal 2018 reflects a $14 thousand increase in other-than-temporary impairment losses on the Company’s legacy PLMBS portfolio, a $10 thousand decrease in service charges on deposit accounts and an $11 thousand decrease in ATM income. The decrease in fiscal 2017 was primarily attributable to a $31 thousand market loss on trading securities, the absence of $31 thousand in investment securities gains recorded in 2016, and an $18 thousand decrease in service charges on deposits.

Non-interest Expense. Total non-interest expense decreased $26 thousand or 0.70% in fiscal 2018, and decreased $34 thousand or 0.90% during fiscal 2017. During fiscal 2018, the decrease was primarily due to a $21 thousand reduction in ATM program expenses. The decrease in fiscal 2017 was primarily attributable to lower federal deposit insurance premiums and legal expenses, which were offset by increases in charitable contributions eligible for Pennsylvania tax credits and higher employee related expenses.

Income Taxes. Income taxes increased $280 thousand during fiscal 2018 and $49 thousand during fiscal 2017, respectively. The increase in fiscal 2018 was a result of higher taxable income and an additional $133 thousand federal income tax expense due to the write-down of the Company’s net deferred tax assets associated with the Tax Cuts and Jobs Act of 2017. The increase in fiscal 2017 was primarily due to increased levels of taxable income, partially offset by Pennsylvania educational improvement tax credits resulting from eligible charitable contributions. The Company’s combined effective tax rate was 34.8% for the year ended June 30, 2018 and 34.1% for the year ended June 30, 2017.

LIQUIDITY AND CAPITAL RESOURCES

Liquidity is often analyzed by reviewing the cash flow statement. Cash and cash equivalents increased by $169 thousand during fiscal 2018 primarily due to $4.6 million net cash provided by operating activities, which was offset by $2.3 million net cash used by investing activities and $2.1 million net cash used for financing activities.

Funds used for investing activities totaled $2.3 million during fiscal 2018 as compared to $16.8 million during fiscal 2017. Primary uses of funds during fiscal 2018 included purchases of investments totaling $64.7 million, purchases of loans of $11.1 million and purchases of $6.7 million of FHLB stock. Partially offsetting these uses of funds were repayments of investments and mortgage-backed securities totaling $46.1 million and $13.6 million, respectively, $10.4 million in maturities of large dollar floating rate certificates of deposit, a $3.9 million decrease in net loans receivable, and $1.3 million in proceeds from sales of investment securities. During fiscal 2018, investment purchases were comprised primarily of floating rate investment grade corporate bonds.

Funds used for financing activities totaled $2.1 million for fiscal 2018 as compared to $13.8 million provided by financing activities in fiscal 2017. Primary uses of funds for fiscal 2018 were: $16.1 million reduction in FHLB long-term advances; $622 thousand for purchases of treasury stock and $689 thousand in cash dividends paid on the Company’s common stock. The primary source of funds provided for financing activities during fiscal 2018 was the $15.6 million increase in FHLB short-term advances. Management has determined that it currently is maintaining adequate liquidity and continues to match funding sources with lending and investment opportunities.

Funds provided by operating activities totaled $4.6 million during fiscal 2018 as compared to $2.9 million during fiscal 2017. During fiscal 2018, net cash provided from operations was primarily due to $2.1 million of net income, which was partially offset by $1.2 million in cash items in the process of collection and $581 thousand of amortization and accretion of discounts, premiums and deferred loan fees. In fiscal 2017, net cash provided by operating activities was primarily attributable to $1.6 million of net income and $1.8 million of amortization and accretion of discounts, premiums and deferred loan fees, and a $302 thousand decrease in interest receivable, which were partially offset by a $1.2 million increase in cash items in the process of collection. Cash items in process of collection include checks written on customer checking accounts returned by the Savings Bank for various reasons including items rejected for non-sufficient funds or incorrect amounts paid by a depository bank or the Federal Reserve. The Savings Bank had one cash item in process of collection on June 30, 2017 and collected the $1.2 million due in early July 2017.

The Company’s primary sources of funds are deposits, repayments on existing loans, investment portfolio cash flow, funds from operations and funds obtained through various borrowings. At June 30, 2018, the total approved loan commitments outstanding amounted to $2.0 million. At the same date, commitments under unused lines of credit amounted to $5.8 million and the unadvanced portion of construction loans approximated $1.5 million. Certificates of deposit scheduled to mature in one year or less at June 30, 2018, totaled $27.8 million. Management believes that a significant portion of our local maturing deposits will remain with the Company.

The Company’s contractual obligations at June 30, 2018 were as follows:

	Contractual Obligations (Dollars in Thousands)
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating lease obligations	134	41	93	—	—

See also Note 13 of the Company’s Consolidated Financial Statements.

Historically, the Company used its sources of funds primarily to meet its ongoing commitments to pay maturing certificates of deposit and savings withdrawals, fund loan commitments and maintain a substantial portfolio of investment securities. The Company has been able to generate sufficient cash through FHLB advances, other borrowings and the retail and broker deposit markets to provide the cash utilized in investing and financing activities. Management believes that the Company currently has adequate liquidity available to respond to liquidity demands.

On July 30, 2018, the Company’s Board of Directors declared a cash dividend of $0.08 per share payable on August 23, 2018 to shareholders of record at the close of business on August 13, 2018. Dividends are subject to determination and declaration by the Board of Directors, which take into account the Company’s financial condition, statutory and regulatory restrictions, general economic conditions and other factors. There can be no assurance that dividends will in fact be paid on the common stock in the future or that, if paid, such dividends will not be reduced or eliminated in future periods.

The Company’s ratio of Tier 1 capital to risk weighted assets, Common equity Tier 1 capital to risk weighted assets and total capital to risk weighted assets were 18.18%, 18.18%, and 18.45%, respectively, at June 30, 2018. The Company’s ratio of Tier 1 capital to average total assets was 9.65% at June 30, 2018.

Non-performing assets consist of non-accrual loans and real estate owned. A loan is placed on non-accrual status when, in the judgment of management, the probability of collection of interest is deemed insufficient to warrant further accrual. When a loan is placed on non-accrual status, previously accrued but uncollected interest is deducted from interest income. The Company normally does not accrue interest on loans past due 90 days or more, however, interest may be accrued if management believes that it will collect on the loan.

The Company’s non-performing assets at June 30, 2018 totaled approximately $235 thousand or 0.07% of total assets compared to $246 thousand or 0.07% of total assets at June 30, 2017. The $11 thousand decrease in non-performing assets during the twelve months ended June 30, 2018 was attributable to the principal payments on the Company’s one non-performing single-family real estate loan.

Impact of Inflation and Changing Prices. The consolidated financial statements of the Company and related notes presented herein have been prepared in accordance with U.S. generally accepted accounting principles which require the measurement of financial condition and operating results in terms of historical dollars, without considering changes in the relative purchasing power of money over time due to inflation.

Unlike most industrial companies, substantially all of the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates have a more significant impact on a financial institution’s performance than the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or in the same magnitude as the prices of goods and services since such prices are affected by inflation to a larger degree than interest rates. In the current interest rate environment, liquidity and the maturity structure of the Company’s assets and liabilities are critical to the maintenance of acceptable performance levels.

Recent Accounting and Regulatory Pronouncements. The Company’s discussion of recent accounting and regulatory pronouncements can be found in Note 1 to the Company’s Consolidated Financial Statements.

QUANTATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company’s primary market risk exposure is interest rate risk and, to a lesser extent, liquidity risk. All of the Company’s transactions are denominated in US dollars with no specific foreign exchange exposure. The Savings Bank has no agricultural loan assets and therefore would not have a specific exposure to changes in commodity prices. Any impacts that changes in foreign exchange rates and commodity prices would have on interest rates are assumed to be exogenous and will be analyzed on an ex post basis.

Interest rate risk (“IRR”) is the exposure of a banking organization’s financial condition to adverse movements in interest rates. Accepting this risk can be an important source of profitability and shareholder value, however excessive levels of IRR can pose a significant threat to the Company’s earnings and capital base. Accordingly, effective risk management that maintains IRR at prudent levels is essential to the Company’s safety and soundness.

Evaluating a financial institution’s exposure to changes in interest rates includes assessing both the adequacy of the management process used to control IRR and the organization’s quantitative level of exposure. When assessing the IRR management process, the Company seeks to ensure that appropriate policies, procedures, management information systems and internal controls are in place to maintain IRR at prudent levels with consistency and continuity. Evaluating the quantitative level of IRR exposure requires the Company to assess the existing and potential future effects of changes in interest rates on its consolidated financial condition, including capital adequacy, earnings, liquidity, and, where appropriate, asset quality.

Financial institutions derive their income primarily from the excess of interest collected over interest paid. The rates of interest an institution earns on its assets and owes on its liabilities generally are established contractually for a period of time. Since market interest rates change over time, an institution is exposed to lower profit margins (or losses) if it cannot adapt to interest-rate changes. For example, assume that an institution’s assets carry intermediate- or long-term fixed rates and that those assets were funded with short-term liabilities. If market interest rates rise by the time the short-term liabilities must be refinanced, the increase in the institution’s interest expense on its liabilities may not be sufficiently offset if assets continue to earn at the long-term fixed rates. Accordingly, an institution’s profits could decrease on existing assets because the institution will either have lower net interest income or, possibly, net interest expense. Similar risks exist when assets are subject to contractual interest-rate ceilings, or rate sensitive assets are funded by longer-term, fixed-rate liabilities in a decreasing-rate environment.

During the fiscal years 2013-2018, and into fiscal year 2019, intermediate and long-term market interest rates fluctuated considerably. Many central banks, including the Federal Reserve, continued above normal levels of monetary accommodation including quantitative easing and targeted asset purchase programs. The desired outcomes of these programs are to stimulate aggregate demand, reduce high levels of unemployment and to further lower market interest rates.

Throughout fiscal year 2018, the Company continued to adjust its asset/liability management tactics, increased total assets by $679 thousand and continued to manage its Tier 1 capital. The primary segments of asset growth for fiscal year 2018 were: investment securities – available for sale, $20.4 million; net loans receivable, $7.2 million, which were partially offset by decreases in investment securities held to maturity - $2.5 million and mortgage-backed securities held to maturity - $13.5 million and certificates of deposit - $10.0 million. We anticipate our asset base to be in the range of $345 - $365 million during fiscal 2019, subject to economic and market conditions.

Changes in intermediate and long-term market interest rates, the changing slope of the Treasury yield curve, and higher levels of interest rate volatility have impacted prepayments on the Company’s loan, investment and mortgage-backed securities portfolios. Principal repayments on the Company’s loan, investment, and mortgage-backed securities portfolios for the twelve months ended June 30, 2018, totaled $12.1 million, $46.1 million, and $13.6 million, respectively.

Despite stagnant global interest rates and Treasury yields the Company maintained its balance sheet and used proceeds from maturities/calls of corporate bonds, repayments on its mortgage-backed securities, and borrowings to purchase floating rate investment grade corporate bonds and to fund loan growth. In particular, the Company increased its investment securities – available for sale portfolio allocation from $108.4 million at June 30, 2017 to $128.8 million at June 30, 2018 and its net loans receivable from $77.5 million at June 30, 2017 to $84.7 million at June 30, 2018.

During the fiscal year ended June 30, 2018, the Company increased its loan portfolio by $7.2 million or 9.32% with a $7.1 million increase in single-family real estate loans and a $1.5 million increase in commercial real estate loans, partially offset by decreases totaling approximately $1.4 million in other segments of the loan portfolio. The Company also makes available for origination residential mortgage loans with interest rates which adjusts pursuant to a designated index, although customer acceptance has been somewhat limited in the Savings Bank’s market area. We expect that the housing market will modestly grow throughout fiscal 2019. The Company will continue to selectively offer commercial real estate, land acquisition and development, and shorter-term construction loans (primarily on residential properties), and commercial loans on business assets to partially increase interest income while limiting credit and interest rate risk. The Company has also offered higher yielding commercial and small business loans to existing customers and seasoned prospective customers.

During fiscal 2018, principal investment purchases were comprised of: investment grade corporate bonds - $45.7 million with a weighted average yield of approximately 2.12%, and U.S. dollar denominated investment-grade corporate bonds of large foreign issuers - $18.6 million with a weighted average yield of approximately 2.55%. Substantially all of the corporate bond purchases are floating and reprice quarterly based upon changes in the three month London Interbank Offered Rate (LIBOR).

Investment proceeds received during fiscal 2018 were corporate bonds - $32.1 million with a weighted average yield of approximately 2.08%, corporate bonds of large foreign issuers - $12.9 million with a weighted average yield of approximately 2.20%, corporate utility first mortgage bonds - $302 thousand with a weighted average yield of approximately 5.83% and taxable municipal bonds - $860 thousand with a weighted average yield of approximately 1.77%. Additionally, $10.4 million of floating rate certificates of deposit matured during fiscal 2018.

As of June 30, 2018, the implementation of these asset and liability management initiatives resulted in the following:

1)

$228.2 million or 64.8% of the Company’s assets were comprised of floating rate investment and mortgage-backed securities. Of this $228.2 million, approximately $115.9 million float on a monthly basis based upon changes in the one-month London Interbank Offered Rate (LIBOR) and about $112.3 million reprice on a quarterly basis based upon the three-month LIBOR.

2)

$115.9 million or 46.2% of the Company’s total investment portfolio was comprised of floating rate mortgage-backed securities (including collateralized mortgage obligations - “CMOs”) that reprice on a monthly basis;

3)

$22.0 million or 8.8% of the Company’s investment portfolio consisted of investment grade fixed-rate corporate bonds with remaining maturities as follows: 3 months or less - $12.3 million or 4.9%; 3 - 12 months - $7.7 million or 3.1%; 1 - 2 years - $2.0 million or 0.8%.

4)	$128.8 million or 36.6% of the Company’s assets were comprised of investment securities classified as available for sale;

5)	An aggregate of $5.2 million or 6.1% of the Company’s net loan portfolio had adjustable interest rates or maturities of less than 12 months; and

6)	The maturity distribution of the Company’s borrowings is as follows: 3 months or less - $171.4 million or 100.0%.

The effect of interest rate changes on a financial institution’s assets and liabilities may be analyzed by examining the “interest rate sensitivity” of the assets and liabilities and by monitoring an institution’s interest rate sensitivity “gap”. An asset or liability is said to be interest rate sensitive within a specific time period if it will mature or reprice within a given time period. A gap is considered positive (negative) when the amount of rate sensitive assets (liabilities) exceeds the amount of rate sensitive liabilities (assets). During a period of falling interest rates, a negative gap would tend to result in an increase in net interest income. During a period of rising interest rates, a positive gap would tend to result in an increase in net interest income.

As part of its asset/liability management strategy, the Company maintained an asset sensitive financial position due to unusually low market interest rates. An asset sensitive financial position may benefit earnings during a period of rising interest rates and reduce earnings during a period of declining interest rates.

The following table sets forth certain information at the dates indicated relating to the Company’s interest-earning assets and interest-bearing liabilities which are estimated to mature or are scheduled to reprice within one year.

	June 30,
	2018	2017	2016
	(Dollars in Thousands)
Interest-earning assets maturing or repricing within one year	$270,356	$257,808	$260,710
Interest-bearing liabilities maturing or repricing within one year	229,231	228,616	235,345

Interest sensitivity gap	$41,125	$29,192	$25,365

Interest sensitivity gap as a percentage of total assets	11.67%	8.30%	7.56%
Ratio of assets to liabilities maturing or repricing within one year	117.94%	112.77%	110.78%

The following table illustrates the Company’s estimated stressed cumulative repricing gap – the difference between the amount of interest-earning assets and interest-bearing liabilities expected to reprice at a given point in time – at June 30, 2018. The table estimates the impact of an upward or downward change in market interest rates of 100 and 200 basis points.

Cumulative Stressed Repricing Gap

	Month 3	Month 6	Month 12	Month 24	Month 36	Month 60	Long Term
	(Dollars in Thousands)
Base Case Up 200 bp
Cumulative Gap ($’s)	$37,495	$42,076	$39,586	$38,575	$38,383	$37,183	$28,698
% of Total Assets	10.6%	11.9%	11.2%	10.9%	10.9%	10.6%	8.1%
Base Case Up 100 bp
Cumulative Gap ($’s)	$37,625	$42,333	$40,092	$39,431	$39,537	$38,586	$28,698
% of Total Assets	10.7%	12.0%	11.4%	11.2%	11.2%	11.0%	8.1%
Base Case No Change
Cumulative Gap ($’s)	$37,932	$42,892	$41,125	$41,174	$41,686	$41,077	$28,698
% of Total Assets	10.8%	12.2%	11.7%	11.7%	11.8%	11.7%	8.1%
Base Case Down 100 bp
Cumulative Gap ($’s)	$38,784	$44,375	$43,744	$45,515	$47,086	$47,269	$28,698
% of Total Assets	11.0%	12.6%	12.4%	12.9%	13.4%	13.4%	8.1%
Base Case Down 200 bp
Cumulative Gap ($’s)	$39,744	$46,254	$47,217	$51,246	$53,996	$54,673	$28,698
% of Total Assets	11.3%	13.1%	13.4%	14.5%	15.3%	15.5%	8.1%

The Company utilizes an income simulation model to measure interest rate risk and to manage interest rate sensitivity. The Company believes that income simulation modeling may enable the Company to better estimate the possible effects on net interest income due to changing market interest rates. Other key model parameters include: estimated prepayment rates on the Company’s loan, mortgage-backed securities and investment portfolios; savings decay rate assumptions; and the repayment terms and embedded options of the Company’s borrowings.

The following table presents the simulated impact of a 100 and 200 basis point upward or downward (parallel) shift in market interest rates on net interest income, return on average equity, return on average assets and the market value of portfolio equity at June 30, 2018. This analysis was done assuming that the interest-earning assets will average approximately $352 million and $368 million over a projected twelve and twenty-four month period, respectively, for the estimated impact on change in net interest income, return on average equity and return on average assets. The estimated changes in market value of equity were calculated using balance sheet levels at June 30, 2018. Actual future results could differ materially from our estimates primarily due to unknown future interest rate changes and the level of prepayments on our investment and loan portfolios and future FDIC regular and special assessments.

Analysis of Sensitivity to Changes in Market Interest Rates

	Twelve Month Forward Modeled Change in Market Interest Rates
	June 30, 2019					June 30, 2020
Estimated impact on:	-200	-100	0	+100	+200	-200	-100	0	+100	+200
Change in net interest income	-17.3%	-8.2%	—	4.4%	9.5%	-23.0%	-10.6%	—	6.8%	14.3%
Return on average equity	5.92%	7.32%	8.57%	9.24%	10.01%	5.77%	7.62%	9.15%	10.11%	11.14%
Return on average assets	0.59%	0.73%	0.86%	0.93%	1.01%	0.57%	0.77%	0.94%	1.05%	1.17%
Market value of equity (in thousands)	$41,373	$44,182	$45,952	$45,995	$46,051

The table below provides information about the Company’s anticipated transactions comprised of firm loan commitments and other commitments, including undisbursed letters and lines of credit. The Company used no derivative financial instruments to hedge such anticipated transactions as of June 30, 2018.

Anticipated Transactions
(Dollars in Thousands)
Undisbursed construction and development loans	$1,504
Undisbursed lines of credit	$5,829
Loan origination commitments	$2,018
Letters of credit	$—

$9,351

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors of WVS Financial Corp.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of WVS Financial Corp. and subsidiary (the “Company”) as of June 30, 2018 and 2017; the related consolidated statements of income, comprehensive income, stockholders’ equity, and cash flows for each of the three years in the period ended June 30, 2018; and the related notes to the consolidated financial statements (collectively, the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2018 and 2017, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

We have served as the Company’s auditor since 1993.

/s/ S.R. Snodgrass, P.C.

Cranberry Township, Pennsylvania

September 13, 2018

S.R. Snodgrass, P.C. * 2009 Mackenzie Way, Suite 340, Cranberry Township, PA 16066* Phone: (724) 934-0344 *

Facsimile: (724) 934-0345

WVS FINANCIAL CORP.

CONSOLIDATED BALANCE SHEET

(In thousands)

	June 30,
	2018	2017
ASSETS
Cash and due from banks	$2,099	$1,944
Interest-earning demand deposits	342	328

Total cash and cash equivalents	2,441	2,272
Certificates of deposit	350	10,380
Investment securities available for sale (amortized cost of $128,824 and $108,380)	128,811	108,449
Investment securities held to maturity (fair value of $6,125 and $8,815)	6,181	8,678
Mortgage-backed securities held to maturity (fair value of $116,844 and $130,181)	115,857	129,321
Net loans receivable (allowance for loan losses of $468 and $418)	84,675	77,455
Accrued interest receivable	1,225	1,206
Federal Home Loan Bank stock, at cost	7,161	7,062
Premises and equipment (net)	392	454
Bank owned life insurance	4,668	4,541
Deferred tax assets (net)	359	437
Other assets	168	1,354

TOTAL ASSETS	$352,288	$351,609

LIABILITIES
Deposits	$145,023	$145,289
Federal Home Loan Bank advances: short-term	171,403	155,799
Federal Home Loan Bank advances: long-term – fixed rate	—	10,000
Federal Home Loan Bank advances: long-term – variable rate	—	6,109
Accrued interest payable	380	247
Other liabilities	1,465	1,122

TOTAL LIABILITIES	318,271	318,566

STOCKHOLDERS’ EQUITY
Preferred stock, no par value; 5,000,000 shares authorized; none outstanding	—	—
Common stock, par value $0.01; 10,000,000 shares authorized; 3,805,636 shares issued	38	38
Additional paid-in capital	21,516	21,485
Treasury stock (1,836,123 and 1,797,492 shares at cost)	(27,886)	(27,264)
Retained earnings - substantially restricted	42,795	41,344
Accumulated other comprehensive loss	(188)	(188)
Unallocated Employee Stock Ownership Plan (“ESOP”) shares	(2,258)	(2,372)

TOTAL STOCKHOLDERS’ EQUITY	34,017	33,043

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$352,288	$351,609

See accompanying notes to the consolidated financial statements.

WVS FINANCIAL CORP.

CONSOLIDATED STATEMENT OF INCOME

(In thousands, except per share data)

	Year Ended June 30,
	2018	2017	2016
INTEREST AND DIVIDEND INCOME
Loans, including fees	$2,983	$2,721	$2,324
Investment securities	3,036	2,131	1,989
Mortgage-backed securities	3,130	2,333	2,155
Certificates of deposit	72	124	7
Interest-earning demand deposits	10	3	1
Federal Home Loan Bank stock	439	329	336
Trading securities	—	5	—

Total interest and dividend income	9,670	7,646	6,812

INTEREST EXPENSE
Deposits	406	245	210
Federal Home Loan Bank advances – short-term	2,675	1,118	238
Federal Home Loan Bank advances – long-term – variable rate	11	65	408
Federal Home Loan Bank advances – long-term – fixed rate	32	426	561
Other short-term borrowings	—	—	14

Total interest expense	3,124	1,854	1,431

NET INTEREST INCOME	6,546	5,792	5,381
PROVISION FOR LOAN LOSSES	50	58	56

NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	6,496	5,734	5,325

NONINTEREST INCOME
Service charges on deposits	126	136	154
Earnings on bank owned life insurance	126	131	134
Investment securities gains	2	—	31
Market losses on trading securities	—	(31)	—
Other than temporary impairment losses	86	—	—
Portion of loss recognized in other comprehensive income	(100)	—	—

Net impairment losses recognized in earnings	(14)	—	—
ATM fee income	180	191	198
Other	50	63	55

Total noninterest income	470	490	572

NONINTEREST EXPENSE
Salaries and employee benefits	2,274	2,264	2,243
Occupancy and equipment	310	323	329
Data processing	220	222	220
Correspondent bank charges	40	38	38
Federal deposit insurance premium	108	111	194
ATM network expense	106	127	124
Other	655	654	625

Total noninterest expense	3,713	3,739	3,773

INCOME BEFORE INCOME TAXES	3,253	2,485	2,124
INCOME TAX EXPENSE	1,128	848	799

NET INCOME	$2,125	$1,637	$1,325

EARNINGS PER SHARE:
Basic	$1.16	$0.87	$0.69
Diluted	1.16	0.87	0.69
AVERAGE SHARES OUTSTANDING:
Basic	1,826,893	1,873,790	1,910,538
Diluted	1,827,260	1,873,790	1,910,538

See accompanying notes to the consolidated financial statements.

WVS FINANCIAL CORP.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(In thousands)

	Year Ended June 30,
	2018	2017	2016
NET INCOME	$2,125	$1,637	$1,325
OTHER COMPREHENSIVE INCOME (LOSS)
Investment securities available for sale not other-than-temporarily impaired:
Gains (losses) arising during the year	(80)	(51)	202
LESS: Income tax effect	4	17	69

	(76)	(34)	133
Gains recognized in earnings	(2)	—	(31)
LESS: Income tax effect	—	—	(11)

	(2)	—	(20)
Unrealized holding gains (losses) on investment securities available for sale not other-than-temporarily impaired, net of tax	(78)	(34)	113

Investment securities held to maturity other-than-temporarily impaired:
Total losses	86	—	—
Losses recognized in earnings	14	—	—

Gains (losses) recognized in comprehensive income	100	—	—
LESS: Income tax effect	27	—	—

	73	—	—
Accretion of other comprehensive loss on other-than-temporarily impaired securities held to maturity	28	127	166
LESS: Income tax effect	8	43	56

Unrealized holding gains on other-than-temporarily impaired securities held to maturity, net of tax	20	84	110

Other comprehensive income	15	50	223

COMPREHENSIVE INCOME	$2,140	$1,687	$1,548

See accompanying notes to the consolidated financial statements.

WVS FINANCIAL CORP.

CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY

(In thousands, except per share data)

	Common Stock	Additional Paid-in Capital	Treasury Stock	Retained Earnings – Substantially Restricted	Accumulated Other Comprehensive Loss	Unallocated ESOP Shares	Total
Balance June 30, 2015	$38	$21,485	$(26,886)	$39,353	$(461)	$(1,486)	$32,043
Net income				1,325			1,325
Other comprehensive income					223		223
Purchase of treasury stock (1,590 shares)			(19)				(19)
Increase in unallocated ESOP shares						(50)	(50)
Amortization of unallocated ESOP shares						52	52
Cash dividends declared ($0.24 per share)				(489)			(489)

Balance June 30, 2016	38	21,485	(26,905)	40,189	(238)	(1,484)	33,085
Net income				1,637			1,637
Other comprehensive income					50		50
Purchase of treasury stock (30,985 shares)			(359)				(359)
Increase in unallocated ESOP shares						(1,109)	(1,109)
Amortization of unallocated ESOP shares						221	221
Cash dividends declared ($0.24 per share)				(482)			(482)

Balance June 30, 2017	38	21,485	(27,264)	41,344	(188)	(2,372)	33,043
Reclassification due to change in federal income tax rate				15	(15)		—
Net income				2,125			2,125
Other comprehensive income					15		15
Purchase of treasury stock (38,631 shares)			(622)				(622)
Increase in unallocated ESOP shares						(32)	(32)
Amortization of unallocated ESOP shares		31				146	177
Cash dividends declared ($0.32 per share)				(689)			(689)

Balance June 30, 2018	$38	$21,516	$(27,886)	$42,795	$(188)	$(2,258)	$34,017

See accompanying notes to the consolidated financial statements.

WVS FINANCIAL CORP.

CONSOLIDATED STATEMENT OF CASH FLOWS

(In thousands)

	Year Ended June 30,
	2018	2017	2016
OPERATING ACTIVITIES
Net income	$2,125	$1,637	$1,325
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for loan losses	50	58	56
Depreciation	78	97	98
Investment securities gains	(2)	—	(31)
Amortization of discounts, premiums, and deferred loan fees, net	581	1,803	2,220
Amortization of unallocated ESOP shares	177	221	52
Trading losses	—	31	—
Purchases of trading securities	—	(961)	—
Sale of trading securities	—	960	—
Deferred income taxes	65	(58)	3
Earnings on bank owned life insurance	(126)	(132)	(134)
Decrease (increase) in accrued interest receivable	(19)	302	(310)
Increase in accrued interest payable	133	58	33
Increase (decrease) in deferred director compensation payable	59	29	(107)
Decrease (increase) in cash items in process of collection	1,230	(1,230)	—
Other, net	222	83	88

Net cash provided by operating activities	4,573	2,898	3,293

INVESTING ACTIVITIES
Available for sale:
Purchase of investment securities	(64,664)	(99,794)	(72,318)
Proceeds from repayments of investment securities	42,331	97,203	21,137
Proceeds from sales of investment securities	1,257	—	6,354
Held to maturity:
Purchase of investment securities	—	—	(9,358)
Purchase of mortgage-backed securities	—	(21,954)	(6,750)
Proceeds from repayments of investment securities	2,483	833	36,466
Proceeds from repayments of mortgage-backed securities	13,599	30,207	32,191
Purchase of certificates of deposit	(348)	(10,138)	(100)
Maturities/redemptions of certificates of deposit	10,373	100	100
Purchase of loans	(11,127)	(13,692)	(22,080)
Net decrease in net loans receivable	3,921	900	3,530
Purchase of Federal Home Loan Bank stock	(6,691)	(7,200)	(7,039)
Redemption of Federal Home Loan Bank stock	6,592	6,737	7,059
Acquisition of premises and equipment	(16)	(9)	(11)

Net cash used for investing activities	(2,290)	(16,807)	(10,819)

FINANCING ACTIVITIES
Net increase (decrease) in deposits	(266)	4,011	2,350
Repayments of Federal Home Loan Bank long-term advances	(16,109)	—	(101,696)
Net increase in Federal Home Loan Bank short-term advances	15,604	11,772	106,197
Purchase of treasury stock	(622)	(359)	(19)
Increase in unallocated ESOP shares	(32)	(1,104)	(47)
Cash dividends paid	(689)	(482)	(489)

Net cash provided by (used for) financing activities	(2,114)	13,838	6,296

Increase (decrease) in cash and cash equivalents	169	(71)	(1,230)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	2,272	2,343	3,573

CASH AND CASH EQUIVALENTS AT END OF YEAR	$2,441	$2,272	$2,343

SUPPLEMENTAL CASH FLOW INFORMATION
Cash paid during the year for:
Interest	$2,991	$1,796	$1,398
Taxes	1,003	884	808
Non-cash items:
Bonds received from issuer exchange offer	—	—	1,002
Educational Improvement Tax Credits	50	80	—

See accompanying notes to the consolidated financial statements.

WVS FINANCIAL CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

WVS Financial Corp. (“WVS” or the “Company”) is a Pennsylvania-chartered unitary bank holding company which owns 100 percent of the common stock of West View Savings Bank (“West View” or the “Savings Bank”). The operating results of the Company depend primarily upon the operating results of the Savings Bank and, to a lesser extent, income from interest-earning assets such as investment securities.

West View is a Pennsylvania-chartered, FDIC-insured stock savings bank conducting business from six offices in the North Hills suburbs of Pittsburgh. The Savings Bank’s principal sources of revenue originate from its portfolio of residential real estate and commercial mortgage loans as well as income from investment and mortgage-backed securities.

The Company is supervised by the Board of Governors of the Federal Reserve System, while the Savings Bank is subject to regulation and supervision by the Federal Deposit Insurance Corporation (“FDIC”) and the Pennsylvania Department of Banking and Securities.

Basis of Presentation

The consolidated financial statements include the accounts of WVS and its wholly owned subsidiary, West View. All intercompany transactions have been eliminated in consolidation. The accounting and reporting policies of WVS and West View conform to U.S. generally accepted accounting principles. The Company’s fiscal year-end for financial reporting is June 30. For regulatory and income tax reporting purposes, WVS reports on a December 31 calendar year basis.

In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the Consolidated Balance Sheet date and revenues and expenses for that period. Actual results could differ significantly from those estimates.

Investment and Mortgage-Backed Securities

Investment and mortgage-backed securities are classified at the time of purchase as securities held to maturity or securities available for sale based on management’s ability and intent. Investment and mortgage-backed securities acquired with the ability and intent to hold to maturity are stated at cost adjusted for amortization of premium and accretion of discount, which are computed using the level-yield method and recognized as adjustments of interest income. Amortization rates for mortgage-backed securities are periodically adjusted to reflect changes in the prepayment speeds of the underlying mortgages. Certain other investment and equity securities have been classified as available for sale to serve principally as a source of liquidity. Unrealized holding gains and losses for available-for-sale securities are reported as a separate component of stockholders’ equity, net of tax, until realized. Realized securities gains and losses are computed using the specific identification method. Interest and dividends on investment and mortgage-backed securities are recognized as income when earned.

Common stock of the Federal Home Loan Bank (the “FHLB”) represents ownership in an institution which is wholly owned by other financial institutions. This equity security is accounted for at cost and reported separately on the accompanying Consolidated Balance Sheet.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Investment and Mortgage-Backed Securities (Continued)

Management systematically evaluates investment securities for other-than-temporary declines in fair value on at least a quarterly basis. This analysis requires management to consider various factors, which include: (1) duration and magnitude of the decline in value; (2) the credit rating of the issuer or issuers; (3) structure of the security; and (4) the Company’s intent to sell the security or whether it’s more likely than not that the Company would be required to sell the security before its anticipated recovery in market value.

The Company retains an independent third party to assist it in the determination of fair values for its private-label collateralized mortgage obligations (“CMOs”). This valuation is meant to be a “Level Three” valuation as defined by ASC Topic 820, Fair Value Measurements and Disclosures. The valuation does not represent the actual terms or prices at which any party could purchase the securities. There is currently no active secondary market for private-label CMOs and there can be no assurance that any secondary market for private-label CMOs will develop. The Company believes that the private-label CMO portfolio had three other than temporary impairments at June 30, 2018.

The Company believes that the data and assumptions used to determine the fair values are reasonable. The fair value calculations reflect relevant facts and market conditions. Events and conditions occurring after the valuation date could have a material effect on the private-label CMO segment’s fair value.

Trading Securities

Trading securities are held for resale in anticipation of short-term (generally 90 days or less) fluctuations in market prices. Trading securities are stated at fair value. Realized and unrealized gains and losses are included in noninterest income as market gains and losses on trading securities.

Net Loans Receivable

Net loans receivable are reported at their principal amount, net of the allowance for loan losses and deferred loan fees. Interest on mortgage, consumer, and commercial loans is recognized on the accrual method. The Company’s general policy is to stop accruing interest on loans when, based upon relevant factors, the collection of principal or interest is doubtful, regardless of the contractual status. Interest received on nonaccrual loans is recorded as income or applied against principal according to management’s judgment as to the collectability of such principal.

Loan origination and commitment fees, and all incremental direct loan origination costs, are deferred and recognized over the contractual remaining lives of the related loans on a level-yield basis.

Allowance for Loan Losses

The allowance for loan losses represents the amount which management estimates is adequate to provide for probable losses inherent in its loan portfolio. The allowance method is used in providing for loan losses. Accordingly, all loan losses are charged to the allowance, and all recoveries are credited to it. The allowance for loan losses is established through a provision for loan losses charged to operations. The provision for loan losses is based on management’s periodic evaluation of individual loans, economic factors, past loan loss experience, changes in the composition and volume of the portfolio, and other relevant factors. The estimates used in determining the adequacy of the allowance for loan losses, including the amounts and timing of future cash flows expected on impaired loans, are particularly susceptible to changes in the near term.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Allowance for Loan Losses (Continued)

Impaired loans are commercial and commercial real estate loans for which it is probable the Company will not be able to collect all amounts due according to the contractual terms of the loan agreement. The Company individually evaluates such loans for impairment and does not aggregate loans by major risk classifications. The definition of “impaired loans” is not the same as the definition of “nonaccrual loans,” although the two categories overlap. The Company may choose to place a loan on nonaccrual status due to payment delinquency or uncertain collectability, while not classifying the loan as impaired if the loan is not a commercial or commercial real estate loan. Factors considered by management in determining impairment include payment status and collateral value. The amount of impairment for these types of impaired loans is determined by the difference between the present value of the expected cash flows related to the loan, using the original interest rate, and its recorded value, or as a practical expedient in the case of collateralized loans, the difference between the fair value of the collateral and the recorded amount of the loans. When foreclosure is probable, impairment is measured based on the fair value of the collateral.

Mortgage loans on one-to-four family properties and all consumer loans are large groups of smaller-balance homogeneous loans and are measured for impairment collectively. Loans that experience insignificant payment delays, which are defined as 90 days or less, generally are not classified as impaired. Management determines the significance of payment delays on a case-by-case basis taking into consideration all circumstances surrounding the loan and the borrower, including the length of the delay, the borrower’s prior payment record, and the amount of shortfall in relation to the principal and interest owed.

Real Estate Owned

Real estate owned acquired through foreclosure is carried at the lower of cost or fair value minus estimated costs to sell. Costs relating to development and improvement of the property are capitalized, whereas costs of holding such real estate are expensed as incurred.

Premises and Equipment

Land is carried at cost, while premises and equipment are stated at cost, less accumulated depreciation. Depreciation is principally computed on the straight-line method over the estimated useful lives of the related assets, which range from 3 to 10 years for furniture and equipment and 25 to 50 years for building premises. Leasehold improvements are amortized over the shorter of their estimated useful lives or their respective lease terms, which range from 7 to 15 years. Expenditures for maintenance and repairs are charged against income as incurred. Costs of major additions and improvements are capitalized.

Income Taxes

Deferred tax assets and liabilities are computed based on the difference between the financial statement and the income tax basis of assets and liabilities using the enacted marginal tax rates. Deferred income taxes or benefits are based on the changes in the deferred tax asset or liability from period to period.

The Company files a consolidated federal income tax return. Deferred tax assets and liabilities are reflected at currently enacted income tax rates applicable to the period in which such items are expected to be realized or settled. As changes in tax rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Earnings Per Share

The Company provides dual presentation of basic and diluted earnings per share. Basic earnings per share are calculated by dividing net income available to common stockholders by the weighted-average number of common shares outstanding during the period. Diluted earnings per share are calculated by dividing net income available to common stockholders, adjusted for the effects of any dilutive securities, by the weighted-average number of common shares outstanding, adjusted for the effects of any dilutive securities.

Stock Options

The Company accounts for stock compensation based on the grant-date fair value of all share-based payment awards that are expected to vest, including employee share options to be recognized as employee compensation expense over the requisite service period.

The Company’s 2008 Stock Incentive Plan (the “Plan”) permits the grant of stock options or restricted shares to its directors and employees for up to 152,000 shares (up to 38,000 restricted shares may be issued). Option awards are generally granted with an exercise price equal to the market price of the Company’s stock at the date of grant; those option awards generally vest based on five years of continuous service and have ten-year contractual terms.

During the periods ended June 30, 2018, 2017, and 2016, the Company recorded no compensation expense related to our share-based compensation awards. As of June 30, 2018, there was no unrecognized compensation cost related to unvested share-based compensation awards granted in fiscal 2009, as all options issued have fully vested.

Comprehensive Income

The Company is required to present comprehensive income and its components in a full set of general-purpose financial statements for all periods presented. Other comprehensive income is composed exclusively of net unrealized holding gains (losses) on its available-for-sale securities portfolio, and the net non-credit component of other-than-temporary impairment on its held-to-maturity private-label CMO portfolio.

Cash Flow Information

Cash and cash equivalents include cash and due from banks and interest-earning demand deposits with original maturities of 90 days or less. Cash flow from loans, deposits, and short-term borrowings are reported net.

Reclassification of Comparative Figures

Certain comparative amounts for prior years have been reclassified to conform to current-year presentations. Such reclassifications did not affect net income or stockholders’ equity.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Recent Accounting Pronouncements

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (a new revenue recognition standard). The Update’s core principle is that a company will recognize revenue to depict the transfer of goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. In addition, this Update specifies the accounting for certain costs to obtain or fulfill a contract with a customer and expands disclosure requirements for revenue recognition. This Update is effective for annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. Since the guidance scopes out revenue associated with financial instruments, including loan receivables and investment securities, we do not expect the adoption of the new standard, or any of the amendments, to result in a material change from our current accounting for revenue because the majority of the Company’s revenue is not within the scope of Topic 606. However, we do expect that the standard will result in new disclosure requirements, which are currently being evaluated.

In January 2016, the FASB issued ASU 2016-01, Financial Instruments – Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities. This Update applies to all entities that hold financial assets or owe financial liabilities and is intended to provide more useful information on the recognition, measurement, presentation, and disclosure of financial instruments. Among other things, this Update (a) requires equity investments (except those accounted for under the equity method of accounting or those that result in consolidation of the investee) to be measured at fair value with changes in fair value recognized in net income; (b) simplifies the impairment assessment of equity investments without readily determinable fair values by requiring a qualitative assessment to identify impairment; (c) eliminates the requirement to disclose the fair value of financial instruments measured at amortized cost for entities that are not public business entities; (d) eliminates the requirement for public business entities to disclose the method(s) and significant assumptions used to estimate the fair value that is required to be disclosed for financial instruments measured at amortized cost on the balance sheet; (e) requires public business entities to use the exit price notion when measuring the fair value of financial instruments for disclosure purposes; (f) requires separate presentation of financial assets and financial liabilities by measurement category and form of financial asset (that is, securities or loans and receivables) on the balance sheet or the accompanying notes to the financial statements; and (g) clarifies that an entity should evaluate the need for a valuation allowance on a deferred tax asset related to available-for-sale securities in combination with the entity’s other deferred tax assets. For public business entities, the amendments in this Update are effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. For all other entities, including not-for-profit entities and employee benefit plans within the scope of Topics 960 through 965 on plan accounting, the amendments in this Update are effective for fiscal years beginning after December 15, 2018, and interim periods within fiscal years beginning after December 15, 2019. All entities that are not public business entities may adopt the amendments in this Update earlier as of the fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. The Company is currently evaluating the impact the adoption of the standard will have on the Company’s financial position or results of operations.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Recent Accounting Pronouncements (Continued)

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). The standard requires lessees to recognize the assets and liabilities that arise from leases on the balance sheet. A lessee should recognize in the statement of financial position a liability to make lease payments (the lease liability) and a right-of-use asset representing its right to use the underlying asset for the lease term. A short-term lease is defined as one in which (a) the lease term is 12 months or less and (b) there is not an option to purchase the underlying asset that the lessee is reasonably certain to exercise. For short-term leases, lessees may elect to recognize lease payments over the lease term on a straight-line basis. For public business entities, the amendments in this Update are effective for fiscal years beginning after December 15, 2018, and interim periods within those years. For all other entities, the amendments in this Update are effective for fiscal years beginning after December 15, 2019, and for interim periods within fiscal years beginning after December 15, 2020. The amendments should be applied at the beginning of the earliest period presented using a modified retrospective approach with earlier application permitted as of the beginning of an interim or annual reporting period. The Company is currently assessing the practical expedients it may elect at adoption, but does not anticipate the amendments will have a significant impact on the financial statements. Based on the Company’s preliminary analysis of its current portfolio, the impact to the Company’s balance sheet is estimated to result in less than a 1 percent increase in assets and liabilities. The Company also anticipates additional disclosures to be provided at adoption.

In March 2016, the FASB issued ASU 2016-08, Revenue from Contracts with Customers (Topic 606). The amendments in this Update affect entities with transactions included within the scope of Topic 606, which includes entities that enter into contracts with customers to transfer goods or services (that are an output of the entity’s ordinary activities) in exchange for consideration. The amendments in this Update do not change the core principle of the guidance in Topic 606; they simply clarify the implementation guidance on principal versus agent considerations. The amendments in this Update are intended to improve the operability and understandability of the implementation guidance on principal versus agent considerations. The amendments in this Update affect the guidance in ASU 2014-09, Revenue from Contracts with Customers (Topic 606), which is not yet effective. The effective date and transition requirements for the amendments in this Update are the same as the effective date and transition requirements of Update 2014-09. ASU No. 2015-14, Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date, defers the effective date of Update 2014-09 by one year. The Company is currently evaluating the impact the adoption of the standard will have on the Company’s financial position or results of operations.

In April 2016, the FASB issued ASU 2016-10, Revenue from Contracts with Customers (Topic 606). The amendments in this Update affect entities with transactions included within the scope of Topic 606, which includes entities that enter into contracts with customers to transfer goods or services in exchange for consideration. The amendments in this Update do not change the core principle for revenue recognition in Topic 606. Instead, the amendments provide (1) more detailed guidance in a few areas and (2) additional implementation guidance and examples based on feedback the FASB received from its stakeholders. The amendments are expected to reduce the degree of judgment necessary to comply with Topic 606, which the FASB expects will reduce the potential for diversity arising in practice and reduce the cost and complexity of applying the guidance. The amendments in this Update affect the guidance in ASU 2014-09, Revenue from Contracts with Customers (Topic 606), which is not yet effective. The effective date and transition requirements for the amendments in this Update are the same as the effective date and transition requirements in Topic 606 (and any other Topic amended by Update 2014-09). ASU 2015-14, Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date, defers the effective date of Update 2014-09 by one year. The Company is currently evaluating the impact the adoption of the standard will have on the Company’s financial position or results of operations.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Recent Accounting Pronouncements (Continued)

In May 2016, the FASB issued ASU 2016-12, Revenue from Contracts with Customers (Topic 606), which among other things clarifies the objective of the collectability criterion in Topic 606, as well as certain narrow aspects of Topic 606. The amendments in this Update affect the guidance in ASU 2014-09, Revenue from Contracts with Customers (Topic 606), which is not yet effective. The effective date and transition requirements for the amendments in this Update are the same as the effective date and transition requirements for Topic 606 (and any other Topic amended by Update 2014-09). ASU 2015-14, Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date, defers the effective date of Update 2014-09 by one year. This Update is not expected to have a significant impact on the Company’s financial statements.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments-Credit Losses: Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”), which changes the impairment model for most financial assets. This ASU is intended to improve financial reporting by requiring timelier recording of credit losses on loans and other financial instruments held by financial institutions and other organizations. The underlying premise of the ASU is that financial assets measured at amortized cost should be presented at the net amount expected to be collected, through an allowance for credit losses that is deducted from the amortized cost basis. The allowance for credit losses should reflect management’s current estimate of credit losses that are expected to occur over the remaining life of a financial asset. The income statement will be effected for the measurement of credit losses for newly recognized financial assets, as well as the expected increases or decreases of expected credit losses that have taken place during the period. ASU 2016-13 is effective for annual and interim periods beginning after December 15, 2019, and early adoption is permitted for annual and interim periods beginning after December 15, 2018. With certain exceptions, transition to the new requirements will be through a cumulative effect adjustment to opening retained earnings as of the beginning of the first reporting period in which the guidance is adopted. We expect to recognize a one-time cumulative effect adjustment to the allowance for loan losses as of the beginning of the first reporting period in which the new standard is effective, but cannot yet determine the magnitude of any such one-time adjustment or the overall impact of the new guidance on the consolidated financial statements.

In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments, which addresses eight specific cash flow issues with the objective of reducing diversity in practice. Among these include recognizing cash payments for debt prepayment or debt extinguishment as cash outflows for financing activities; cash proceeds received from the settlement of insurance claims should be classified on the basis of the related insurance coverage; and cash proceeds received from the settlement of bank-owned life insurance policies should be classified as cash inflows from investing activities while the cash payments for premiums on bank-owned policies may be classified as cash outflows for investing activities, operating activities, or a combination of investing and operating activities. The amendments in this Update are effective for public business entities for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. For all other entities, the amendments are effective for fiscal years beginning after December 15, 2018, and interim periods within fiscal years beginning after December 15, 2019. Early adoption is permitted, including adoption in an interim period. If an entity early adopts the amendments in an interim period, any adjustments should be reflected as of the beginning of the fiscal year that includes that interim period. An entity that elects early adoption must adopt all of the amendments in the same period. The amendments in this Update should be applied using a retrospective transition method to each period presented. If it is impracticable to apply the amendments retrospectively for some of the issues, the amendments for those issues would be applied prospectively as of the earliest date practicable. The Company is currently evaluating the impact the adoption of the standard will have on the Company’s statement of cash flows.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Recent Accounting Pronouncements (Continued)

In December 2016, the FASB issued ASU 2016-20, Technical Corrections and Improvements to Topic 606, Revenue from Contracts with Customers. This Update, among others things, clarifies that guarantee fees within the scope of Topic 460, Guarantees, (other than product or service warranties) are not within the scope of Topic 606. The effective date and transition requirements for ASU 2016-20 are the same as the effective date and transition requirements for the new revenue recognition guidance. For public entities with a calendar year-end, the new guidance is effective in the quarter and year beginning January 1, 2018. For all other entities with a calendar year-end, the new guidance is effective in the year ending December 31, 2019, and interim periods in 2020. The Company is currently evaluating the impact the adoption of the standard will have on the Company’s financial position or results of operations.

In May 2017, the FASB issued ASU 2017-09, Compensation – Stock Compensation (Topic 718), which affects any entity that changes the terms or conditions of a share-based payment award. This Update amends the definition of modification by qualifying that modification accounting does not apply to changes to outstanding share-based payment awards that do not affect the total fair value, vesting requirements, or equity/liability classification of the awards. The amendments in this Update are effective for all entities for annual periods, and interim periods within those annual periods, beginning after December 15, 2017. Early adoption is permitted, including adoption in any interim period, for (1) public business entities for reporting periods for which financial statements have not yet been issued and (2) all other entities for reporting periods for which financial statements have not yet been made available for issuance. The amendments in this Update should be applied prospectively to an award modified on or after the adoption date. The Company is currently evaluating the impact the adoption of the standard will have on the Company’s financial position or results of operations.

In January 2018, the FASB issued ASU 2018-01, Leases (Topic 842), which provides an optional transition practical expedient to not evaluate under Topic 842 existing or expired land easements that were not previously accounted for as leases under the current lease guidance in Topic 840. An entity that elects this practical expedient should evaluate new or modified land easements under Topic 842 beginning at the date the entity adopts Topic 842; otherwise, an entity should evaluate all existing or expired land easements in connection with the adoption of the new lease requirements in Topic 842 to assess whether they meet the definition of a lease. The effective date and transition requirements for the amendments are the same as the effective date and transition requirements in ASU 2016-02. This Update is not expected to have a significant impact on the Company’s financial statements.

In February 2018, the FASB issued ASU 2018-02, Income Statement – Reporting Comprehensive Income (Topic 220), to allow a reclassification from accumulated other comprehensive income to retained earnings for stranded tax effects resulting from the Tax Cuts and Jobs Act. Consequently, the amendments eliminate the stranded tax effects resulting from the Tax Cuts and Jobs Act and will improve the usefulness of information reported to financial statement users. The amendments in this Update are effective for all entities for fiscal years beginning after December 15, 2018, and interim periods within those fiscal years. Early adoption of the amendments in this Update is permitted, including adoption in any interim period, (1) for public business entities for reporting periods for which financial statements have not yet been issued and (2) for all other entities for reporting periods for which financial statements have not yet been made available for issuance. The amendments in this Update should be applied either in the period of adoption or retrospectively to each period (or periods) in which the effect of the change in the U.S. federal corporate income tax rate in the Tax Cuts and Jobs Act is recognized. Upon adoption on December 31, 2017, the Company made a one-time cumulative effect adjustment from accumulated other comprehensive income to retained earnings of $15 thousand.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Recent Accounting Pronouncements (Continued)

In February 2018, the FASB issued ASU 2018-03, Technical Corrections and Improvements to Financial Instruments—Overall (Subtopic 825-10), to clarify certain aspects of the guidance issued in ASU 2016-01. (1) An entity measuring an equity security using the measurement alternative may change its measurement approach to a fair value method in accordance with Topic 820, Fair Value Measurement, through an irrevocable election that would apply to that security and all identical or similar investments of the same issuer. Once an entity makes this election, the entity should measure all future purchases of identical or similar investments of the same issuer using a fair value method in accordance with Topic 820. (2) Adjustments made under the measurement alternative are intended to reflect the fair value of the security as of the date that the observable transaction for a similar security took place. (3) Remeasuring the entire value of forward contracts and purchased options is required when observable transactions occur on the underlying equity securities. (4) When the fair value option is elected for a financial liability, the guidance in paragraph 825-10- 45-5 should be applied, regardless of whether the fair value option was elected under either Subtopic 815-15, Derivatives and Hedging—Embedded Derivatives, or 825-10, Financial Instruments—Overall. (5) Financial liabilities for which the fair value option is elected, the amount of change in fair value that relates to the instrument specific credit risk should first be measured in the currency of denomination when presented separately from the total change in fair value of the financial liability. Then, both components of the change in the fair value of the liability should be remeasured into the functional currency of the reporting entity using end-of-period spot rates. (6) The prospective transition approach for equity securities without a readily determinable fair value in the amendments in Update 2016-01 is meant only for instances in which the measurement alternative is applied. An insurance entity subject to the guidance in Topic 944, Financial Services— Insurance, should apply a prospective transition method when applying the amendments related to equity securities without readily determinable fair values. An insurance entity should apply the selected prospective transition method consistently to the entity’s entire population of equity securities for which the measurement alternative is elected. For public business entities, the amendments in this Update are effective for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years beginning after June 15, 2018. Public business entities with fiscal years beginning between December 15, 2017, and June 15, 2018, are not required to adopt these amendments until the interim period beginning after June 15, 2018, and public business entities with fiscal years beginning between June 15, 2018, and December 15, 2018, are not required to adopt these amendments before adopting the amendments in Update 2016-01. For all other entities, the effective date is the same as the effective date in Update 2016-01. All entities may early adopt these amendments for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years, as long as they have adopted Update 2016-01. The Company is currently evaluating the impact the adoption of the standard will have on the Company’s financial position or results of operations.

In March 2018, the FASB issued ASU 2018-04, Investments – Debt Securities (Topic 320) and Regulated Operations (Topic 980) - Amendments to SEC Paragraphs Pursuant to SEC Staff Accounting Bulletin No. 117 and SEC Release No. 33-9273, ASU 2018-04 supersedes various SEC paragraphs and adds an SEC paragraph pursuant to the issuance of Staff Accounting Bulletin No. 117. This Update is not expected to have a significant impact on the Company’s financial statements.

In May 2018, the FASB issued ASU 2018-06, Codification Improvements to Topic 942, Financial Services-Depository and Lending, amends the guidance in Subtopic 942-740, Financial Services-Depository and Lending-Income Taxes, that is related to Circular 202 because that guidance has been rescinded by the Office of the Comptroller of the Currency (OCC) and no longer is relevant. This Update is not expected to have a significant impact on the Company’s financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Recent Accounting Pronouncements (Continued)

In June 2018, the FASB issued ASU 2018-07, Compensation – Stock Compensation (Topic 718), which simplified the accounting for nonemployee share-based payment transactions. The amendments in this update expand the scope of Topic 718 to include share-based payment transactions for acquiring goods and services from nonemployees. The amendments in this Update improve the following areas of nonemployee share-based payment accounting; (a) the overall measurement objective, (b) the measurement date, (c) awards with performance conditions, (d) classification reassessment of certain equity-classified awards, (e) calculated value (nonpublic entities only), and (f) intrinsic value (nonpublic entities only). The amendments in this Update are effective for public business entities for fiscal years beginning after December 15, 2018, including interim periods within that fiscal year. For all other entities, the amendments are effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020. This Update is not expected to have a significant impact on the Company’s financial statements.

In July 2018, the FASB issued ASU 2018-09, Codification Improvements, represents changes to clarify, correct errors in, or make minor improvements to the Codification. The amendments make the Codification easier to understand and easier to apply by eliminating inconsistencies and providing clarifications. The transition and effective date guidance is based on the facts and circumstances of each amendment. Some of the amendments do not require transition guidance and will be effective upon issuance of this ASU. However, many of the amendments in this ASU do have transition guidance with effective dates for annual periods beginning after December 15, 2018, for public business entities. This Update is not expected to have a significant impact on the Company’s financial statements.

In July 2018, the FASB issued ASU 2018-10, Codification Improvements to Topic 842, Leases, represents changes to clarify, correct errors in, or make minor improvements to the Codification. The amendments in this ASU affect the amendments in ASU 2016-02, which are not yet effective, but for which early adoption upon issuance is permitted. For entities that early adopted Topic 842, the amendments are effective upon issuance of this ASU, and the transition requirements are the same as those in Topic 842. For entities that have not adopted Topic 842, the effective date and transition requirements will be the same as the effective date and transition requirements in Topic 842. This Update is not expected to have a significant impact on the Company’s financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.	EARNINGS PER SHARE

The following table sets forth the computation of the weighted-average common shares used to calculate basic and diluted earnings per share.

	2018	2017	2016
Weighted-average common shares issued	3,805,636	3,805,636	3,805,636
Average treasury stock shares	(1,798,021)	(1,795,615)	(1,766,468)
Average unallocated ESOP shares	(180,722)	(136,231)	(128,630)

Weighted-average common shares and common stock equivalents used to calculate basic earnings per share	1,826,893	1,873,790	1,910,538
Additional common stock equivalents (stock options) used to calculate diluted earnings per share	367	—	—

Weighted-average common shares and common stock equivalents used to calculate diluted earnings per share	1,827,260	1,873,790	1,910,538

There are no convertible securities that would affect the numerator in calculating basic and diluted earnings per share; therefore, net income as presented on the Consolidated Statement of Income is used.

At June 30, 2018, 2017, and 2016, there were 114,519 options outstanding with an exercise price of $16.20.

The unallocated shares controlled by the ESOP are not considered in the weighted average shares outstanding until the shares are committed for allocation to an employee’s individual account.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

3.	INVESTMENT SECURITIES

The amortized cost, gross unrealized gains and losses, and fair values of investments are as follows:

		Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value
	(Dollars in Thousands)
2018
AVAILABLE FOR SALE
Corporate debt securities	$104,316	$204	$(181)	$104,339
Foreign debt securities [1]	22,878	11	(38)	22,851
Obligations of states and political subdivisions	1,630	—	(9)	1,621

Total	$128,824	$215	$(228)	$128,811

		Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value
	(Dollars in Thousands)
2018
HELD TO MATURITY
U.S. government agency securities	$625	$—	$(1)	$624
Corporate debt securities	1,061	13	—	1,074
Obligations of states and political subdivisions	4,495	—	(68)	4,427

Total	$6,181	$13	$(69)	$6,125

		Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value
	(Dollars in Thousands)
2017
AVAILABLE FOR SALE
Corporate debt securities	$92,576	$144	$(84)	$92,636
Foreign debt securities [1]	14,474	12	—	14,486
Obligations of states and political subdivisions	1,330	—	(3)	1,327

Total	$108,380	$156	$(87)	$108,449

[1]	U.S. dollar-denominated investment-grade corporate bonds of large foreign corporate issuers.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

3.	INVESTMENT SECURITIES (Continued)

		Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value
	(Dollars in Thousands)
2017
HELD TO MATURITY
U.S. government agency securities	$625	$6	$—	$631
Corporate debt securities	2,698	91	—	2,789
Obligations of states and political subdivisions	5,355	41	(1)	5,395

Total	$8,678	$138	$(1)	$8,815

In fiscal years 2018, 2017 and 2016, the Company recorded gross realized investment security gains of $2 thousand, $0 and $31 thousand, respectively, and there were no gross losses for any period. Proceeds from sales of investment securities during fiscal 2018, 2017, and 2016 were $1.3 million, $0, and $6.4 million, respectively.

The amortized cost and fair values of investment securities at June 30, 2018, by contractual maturity, are shown below. Expected maturities may differ from the contractual maturities because issuers may have the right to call securities prior to their final maturities.

	Due in	Due after	Due after
	one year	one through	five through	Due after
	or less	five years	ten years	ten years	Total
	(Dollars in Thousands)
AVAILABLE FOR SALE
Amortized cost	$34,171	$78,718	$15,935	$—	$128,824
Fair value	34,149	78,727	15,935	—	128,811
Weighted average yield	2.31%	3.01%	3.23%	—%	2.85%
HELD TO MATURITY
Amortized cost	$1,561	$2,975	$1,645	$—	$6,181
Fair value	1,573	2,930	1,622	—	6,125
Weighted average yield	4.85%	3.03%	3.13%	—%	3.52%

At June 30, 2018, investment securities with amortized costs of $4.1 million and fair values of $4.1 million, were pledged to secure borrowings with the Federal Home Loan Bank. At June 30, 2017, investment securities with amortized costs of $4.1 million and fair values of $4.2 million were pledged to secure borrowings with the Federal Home Loan Bank.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

4.	MORTGAGE-BACKED SECURITIES

Mortgage-backed securities (“MBS”) include mortgage pass-through certificates (“PCs”) and collateralized mortgage obligations (“CMOs”). With a pass-through security, investors own an undivided interest in the pool of mortgages that collateralize the PCs. Principal and interest are passed through to the investor as they are generated by the mortgages underlying the pool. PCs and CMOs may be insured or guaranteed by Freddie Mac (“FHLMC”), Fannie Mae (“FNMA”), and the Government National Mortgage Association (“GNMA”). CMOs may also be privately issued with varying degrees of credit enhancements. A CMO reallocates mortgage pool cash flow to a series of bonds with varying stated maturities, estimated average lives, coupon rates, and prepayment characteristics.

The Company’s CMO portfolio is comprised of two segments: CMOs backed by U.S. Government Agencies (“Agency CMOs”) and CMOs backed by single-family whole loans not guaranteed by a U.S. Government Agency (“Private-Label CMOs”).

At June 30, 2018, the Company’s Agency CMOs totaled $114.9 million as compared to $128.2 million at June 30, 2017. The Company’s private-label CMOs totaled $1.0 million at June 30, 2018 as compared to $1.1 million at June 30, 2017. The $13.5 million decrease in the CMO segment of our MBS portfolio was primarily due to repayments on our U.S. Government agency CMO portfolio totaling $13.3 million, and $276 thousand in repayments on our private-label CMOs, which were partially offset by $28 thousand in amortization of non-credit unrealized holding losses on private-label CMOs with other-than-temporary impairment. At June 30, 2018, the Company’s MBS portfolio, including CMOs, was comprised of adjustable or floating rate investments. All of the Company’s floating rate MBS adjust monthly based upon changes in the one month LIBOR. The Company has no investment in multi-family or commercial real estate based MBS.

Due to prepayments of the underlying loans, and the prepayment characteristics of the CMO traunches, the actual maturities of the Company’s MBS are expected to be substantially less than the scheduled maturities.

The Company retains an independent third party to assist it in the determination of a fair value for three of its private-label CMOs. This valuation is meant to be a “Level Three” valuation as defined by ASC Topic 820, Fair Value Measurements and Disclosures. The valuation does not represent the actual terms or prices at which any party could purchase the securities. There is currently no active secondary market for private-label CMOs and there can be no assurance that any secondary market for private-label CMOs will develop. The private-label CMO portfolio had three previously recorded other-than-temporary impairments (“OTTI”) at June 30, 2018. During the fiscal year ending June 30, 2018, the Company reversed $129 thousand of non-credit unrealized holding losses on three of its private-label CMOs with OTTI due to principal repayments. During the twelve months ended June 30, 2018, the Company recorded an additional $14 thousand credit impairment charge on its private-label CMO portfolio.

The Company believes that the data and assumptions used to determine the fair values are reasonable. The fair value calculations reflect relevant facts and market conditions. Events and conditions occurring after the valuation date could have a material effect on the private-label CMO segment’s fair value.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

4.	MORTGAGE-BACKED SECURITIES (Continued)

The amortized cost, unrealized gains and losses, and fair values of mortgage-backed securities are as follows:

		Gross	Gross
	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
2018	(Dollars in Thousands)
HELD TO MATURITY
Collateralized mortgage obligations:
Agency	$114,899	$1,260	$(426)	$115,733
Private-label	958	153	—	1,111

Total	$115,857	$1,413	$(426)	$116,844

		Gross	Gross
	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
2017	(Dollars in Thousands)
HELD TO MATURITY
Collateralized mortgage obligations:
Agency	$128,201	$1,076	$(437)	$128,840
Private-label	1,120	221	—	1,341

Total	$129,321	$1,297	$(437)	$130,181

The amortized cost and fair value of mortgage-backed securities at June 30, 2018, by contractual maturity, are shown below. Expected maturities may differ from the contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Due in	Due after	Due after
	one year	one through	five through	Due after
	or less	five years	ten years	ten years	Total
	(Dollars in Thousands)
HELD TO MATURITY
Amortized cost	$—	$14	$182	$115,661	$115,857
Fair value	—	14	182	116,648	116,844
Weighted average yield	—%	3.22%	3.31%	3.05%	3.05%

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

4.	MORTGAGE-BACKED SECURITIES (Continued)

At June 30, 2018, mortgage-backed securities with amortized costs of $114.9 million and fair values of $115.7 million were pledged to secure public deposits and borrowings with the Federal Home Loan Bank. Of the securities pledged, $2.5 million of fair value was excess collateral. Excess collateral is maintained to support future borrowings and may be withdrawn by the Company at any time. At June 30, 2017 mortgage-backed securities with an amortized cost of $128.2 million and fair values of $128.8 million, were pledged to secure borrowings with the Federal Home Loan Bank and public deposits. Of the securities pledged, $13.1 million of fair value was excess collateral.

5.	ACCUMULATED OTHER COMPREHENSIVE LOSS

The following tables present the changes in accumulated other comprehensive loss by component for the three years ended June 30, 2018, 2017, and 2016.

	Unrealized Gains and Losses on Available- for-sale Securities	Unrealized Gains and Losses on Held-to- maturity Securities	Total
	(Dollars in Thousands – net of tax)
Balance – June 30, 2015	$(35)	$(426)	$(461)
Other comprehensive income before reclassifications	133	110	243
Amounts reclassified from accumulated other comprehensive loss	(20)	—	(20)

Net current-period other comprehensive income	113	110	223

Balance – June 30, 2016	78	(316)	(238)
Other comprehensive income (loss), before reclassifications	(34)	84	50
Amounts reclassified from accumulated other comprehensive income (loss)	—	—	—

Net current-period other comprehensive income (loss)	(34)	84	50

Balance – June 30, 2017	44	(232)	(188)
Other comprehensive income (loss), before reclassifications	(76)	82	6
Amounts reclassified from accumulated other comprehensive income (loss)	(2)	11	9

Net current-period other comprehensive income (loss)	(78)	93	15

Reclassification for the change in corporate tax rate	24	(39)	(15)
Balance – June 30, 2018	$(10)	$(178)	$(188)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

5.	ACCUMULATED OTHER COMPREHENSIVE LOSS (Continued)

The following table presents the amounts reclassified out of accumulated other comprehensive loss.

	Amount Reclassified from Accumulated Other Comprehensive Loss (a)
Details About Accumulated Other Comprehensive Income (Loss) Components:	2018	2017	2016	Affected Line Item in the Statement Where Net Income is Presented
	(Dollars in Thousands)
Unrealized gains and losses on available-for-sale securities	$2	$—	$31	Investment securities gains
Other than temporary impairment losses on held to maturity securities	(14)	—	—	Net impairment losses recognized in earnings
Tax effect	3	—	(11)	Income tax expense

Total reclassifications for the period	$(9)	$—	$20	Net of tax

(a)	Amounts in parenthesis indicate expenses and other amounts indicate income.

6.	UNREALIZED LOSSES ON SECURITIES

The following tables show the Company’s gross unrealized losses and fair value, aggregated by category and length of time that the individual securities have been in a continuous unrealized loss position, at June 30, 2018 and 2017.

	June 30, 2018
	Less Than Twelve Months		Twelve Months or Greater		Total
		Gross		Gross		Gross
	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
	Value	Losses	Value	Losses	Value	Losses
	(Dollars in Thousands)
U.S. government agency securities	$624	$(1)	$—	$—	$624	$(1)
Corporate debt securities	56,714	(169)	3,028	(12)	59,742	(181)
Foreign debt securities [4]	13,761	(38)	—	—	13,761	(38)
Obligations of states and political subdivisions	5,048	(77)	—	—	5,048	(77)
Collateralized mortgage obligations:
Agency	7,600	(12)	21,424	(414)	29,024	(426)

Total	$83,747	$(297)	$24,452	$(426)	$108,199	$(723)

[4]	U.S. dollar-denominated investment-grade corporate bonds of large foreign corporate issuers.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

6.	UNREALIZED LOSSES ON SECURITIES (Continued)

	June 30, 2017
	Less Than Twelve Months		Twelve Months or Greater		Total
		Gross		Gross		Gross
	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
	Value	Losses	Value	Losses	Value	Losses
	(Dollars in Thousands)
Corporate debt securities	$37,965	$(83)	$994	$(1)	$38,959	$(84)
Obligations of states and political subdivisions	1,827	(4)	—	—	1,827	(4)
Collateralized mortgage obligations:
Agency	23,724	(69)	22,949	(368)	46,673	(437)

Total	$63,516	$(156)	$23,943	$(369)	$87,459	$(525)

For debt securities, impairment is considered to be other than temporary if an entity (1) intends to sell the security, (2) more likely than not will be required to sell the security before recovering its amortized cost basis, or (3) does not expect to recover the security’s entire amortized cost basis (even if the entity does not intend to sell the security). In addition, impairment is considered to be other than temporary if the present value of cash flows expected to be collected from the debt security is less than the amortized cost basis of the security (any such shortfall is referred to as a credit loss).

The Company evaluates outstanding available-for-sale and held-to-maturity securities in an unrealized loss position (i.e., impaired securities) for OTTI on a quarterly basis. In doing so, the Company considers many factors including, but not limited to: the credit ratings assigned to the securities by the Nationally Recognized Statistical Rating Organizations (“NRSROs”); other indicators of the credit quality of the issuer; the strength of the provider of any guarantees; the length of time and extent that fair value has been less than amortized cost; and whether the Company has the intent to sell the security or more likely than not will be required to sell the security before its anticipated recovery. In the case of its private-label residential MBS, the Company also considers prepayment speeds, the historical and projected performance of the underlying loans and the credit support provided by the subordinate securities. These evaluations are inherently subjective and consider a number of quantitative and qualitative factors.

The following table presents a roll-forward of the credit loss component of the amortized cost of mortgage-backed securities that we have written down for OTTI and the credit component of the loss that is recognized in earnings. OTTI recognized in earnings for credit impaired mortgage-backed securities is presented as additions in two components based upon whether the current period is the first time the mortgage-backed security was credit-impaired (initial credit impairment) or is not the first time the mortgage-backed security was credit impaired (subsequent credit impairments). The credit loss component is reduced if we sell, intend to sell or believe that we will be required to sell previously credit-impaired mortgage-backed securities. Additionally, the credit loss component is reduced if we receive cash flows in excess of what we expected to receive over the remaining life of the credit impaired mortgage-backed securities, the security matures or is fully written down.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

6.	UNREALIZED LOSSES ON SECURITIES (Continued)

Changes in the credit loss component of credit impaired mortgage-backed securities were as follows for the twelve month periods ended June 30, 2018 and 2017:

	Twelve Months Ended
	June 30,
	2018	2017
	(Dollars in Thousands)
Beginning balance	$259	$299
Initial credit impairment	—	—
Subsequent credit impairment	14	—
Reductions for amounts recognized in earnings due to intent or requirement to sell	—	—
Reductions for securities sold	—	—
Reduction for actual realized losses	(34)	(40)
Reduction for increase in cash flows expected to be collected	—	—

Ending balance	$239	$259

During the twelve months ended June 30, 2018, the Company recorded a subsequent credit impairment charge of $14 thousand, and no non-credit unrealized holding loss to accumulated other comprehensive loss. The Company was able to accrete back into other comprehensive income $28 thousand (net of income tax effect of $8 thousand), based on principal repayments on private-label CMOs previously identified with OTTI.

In the case of its private-label residential CMOs that exhibit adverse risk characteristics, the Company employs models to determine the cash flows that it is likely to collect from the securities. These models consider borrower characteristics and the particular attributes of the loans underlying the securities, in conjunction with assumptions about future changes in home prices and interest rates, to predict the likelihood a loan will default and the impact on default frequency, loss severity and remaining credit enhancement. A significant input to these models is the forecast of future housing price changes for the relevant states and metropolitan statistical areas, which are based upon an assessment of the various housing markets. In general, since the ultimate receipt of contractual payments on these securities will depend upon the credit and prepayment performance of the underlying loans and, if needed, the credit enhancements for the senior securities owned by the Company, the Company uses these models to assess whether the credit enhancement associated with each security is sufficient to protect against likely losses of principal and interest on the underlying mortgage loans. The development of the modeling assumptions requires significant judgment.

In conjunction with our adoption of ASC Topic 820 effective June 30, 2009, the Company retained an independent third party to assist it with assessing its investments within the private-label CMO portfolio. The independent third party utilized certain assumptions for producing the cash flow analyses used in the OTTI assessment. Key assumptions would include interest rates, expected market participant spreads and discount rates, housing prices, projected future delinquency levels and assumed loss rates on any liquidated collateral.

The Company reviewed the independent third party’s assumptions used in the June 30, 2018 OTTI process. Based on the results of this review, the Company deemed the independent third party’s assumptions to be reasonable and adopted them. However, different assumptions could produce materially different results, which could impact the Company’s conclusions as to whether an impairment is considered other-than-temporary and the magnitude of the credit loss. The Company had three private-label CMOs with OTTI at June 30, 2018.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

6.	UNREALIZED LOSSES ON SECURITIES (Continued)

If the Company intends to sell an impaired debt security, or more likely than not will be required to sell the security before recovery of its amortized cost basis, the impairment is other-than-temporary and is recognized currently in earnings in an amount equal to the entire difference between fair value and amortized cost. The Company does not anticipate selling its private-label CMOs, nor does Management believe that the Company will be required to sell these securities before recovery of this amortized cost basis.

In instances in which the Company determines that a credit loss exists but the Company does not intend to sell the security and it is not more likely than not that the Company will be required to sell the security before the anticipated recovery of its remaining amortized cost basis, the OTTI is separated into (1) the amount of the total impairment related to the credit loss and (2) the amount of the total impairment related to all other factors (i.e., the noncredit portion). The amount of the total OTTI related to the credit loss is recognized in earnings and the amount of the total OTTI related to all other factors is recognized in accumulated other comprehensive loss. The total OTTI is presented in the Consolidated Statement of Income with an offset for the amount of the total OTTI that is recognized in accumulated other comprehensive loss. Absent the intent or requirement to sell a security, if a credit loss does not exist, any impairment is considered to be temporary.

Regardless of whether an OTTI is recognized in its entirety in earnings or if the credit portion is recognized in earnings and the noncredit portion is recognized in other comprehensive income (loss), the estimation of fair values has a significant impact on the amount(s) of any impairment that is recorded.

The noncredit portion of any OTTI losses on securities classified as available-for-sale is adjusted to fair value with an offsetting adjustment to the carrying value of the security. The fair value adjustment could increase or decrease the carrying value of the security. All of the Company’s private-label CMOs were originally, and continue to be classified, as held to maturity.

In periods subsequent to the recognition of an OTTI loss, the other-than-temporarily impaired debt security is accounted for as if it had been purchased on the measurement date of the OTTI at an amount equal to the previous amortized cost basis less the credit-related OTTI recognized in earnings. For debt securities for which credit-related OTTI is recognized in earnings, the difference between the new cost basis and the cash flows expected to be collected is accreted into interest income over the remaining life of the security in a prospective manner based on the amount and timing of future estimated cash flows.

The Company had investments in 68 positions that were temporarily impaired at June 30, 2018. Based on its analysis, management has concluded that three private-label CMOs were other-than-temporarily impaired, while the remaining securities portfolio has experienced unrealized losses and a decrease in fair value due to interest rate volatility, illiquidity in the marketplace, or credit deterioration in the U.S. mortgage markets.

7.	NET LOANS RECEIVABLE

The Company’s primary business activity is with customers located within its local market area of Northern Allegheny and Southern Butler counties within the state of Pennsylvania. The Company has concentrated its lending efforts by granting residential and construction mortgage loans to customers throughout its immediate trade area. The Company also selectively funds and participates in commercial and residential mortgage loans outside of its immediate trade area, provided such loans meet the Company’s credit policy guidelines. At June 30, 2018 and 2017, the Company had approximately $1.8 million and $2.3 million, respectively, of outstanding loans for land development and construction in the local trade area. Although the Company had a diversified loan portfolio at June 30, 2018 and 2017, loans outstanding to individuals and businesses are dependent upon the local economic conditions in its immediate trade area.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

7.	NET LOANS RECEIVABLE (Continued)

Certain officers, directors, and their associates were customers of, and had transactions with, the Company in the ordinary course of business. There were no loans for those directors, executive officers, and their associates with aggregate loan balances outstanding of at least $60 thousand during the fiscal years ended June 30, 2018 and 2017.

The following table summarizes the primary segments of the loan portfolio as of June 30, 2018 and June 30, 2017.

	June 30, 2018			June 30, 2017
	Total Loans	Individually evaluated for impairment	Collectively evaluated for impairment	Total Loans	Individually evaluated for impairment	Collectively evaluated for impairment
	(Dollars in Thousands)
First mortgage loans:
1 – 4 family dwellings	$72,237	$—	$72,237	$65,153	$—	$65,153
Construction	1,769	—	1,769	1,866	—	1,866
Land acquisition & development	—	—	—	462	—	462
Multi-family dwellings	3,390	—	3,390	3,653	—	3,653
Commercial	3,482	—	3,482	2,033	—	2,033
Consumer Loans
Home equity	861	—	861	1,017	—	1,017
Home equity lines of credit	2,177	—	2,177	2,275	—	2,275
Other	125	—	125	139	—	139
Commercial Loans	633	—	633	841	—	841

	$84,674	$—	$84,674	$77,439	$—	$77,439

Less: Deferred loan costs	469			434
Allowance for loan losses	(468)			(418)

Total	$84,675			$77,455

Impaired loans are loans for which it is probable the Company will not be able to collect all amounts due according to the contractual terms of the loan agreement. The following loan categories are collectively evaluated for impairment. First mortgage loans: 1 – 4 family dwellings and all consumer loan categories (home equity, home equity lines of credit, and other). The following loan categories are individually evaluated for impairment. First mortgage loans: construction, land acquisition and development, multi-family dwellings, and commercial. The Company evaluates commercial loans not secured by real property individually for impairment. At June 30, 2018 and 2017, there were no loans considered to be impaired.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

7.	NET LOANS RECEIVABLE (Continued)

Total nonaccrual loans as of June 30, 2018 and June 30, 2017 and the related interest income recognized for the twelve months ended June 30, 2018 and June 30, 2017 are as follows:

	June 30, 2018	June 30, 2017
	(Dollars in Thousands)
Principal outstanding:
1 – 4 family dwellings	$235	$246
Construction	—	—
Land acquisition & development	—	—
Commercial real estate	—	—
Home equity lines of credit	—	—

Total	$235	$246

Average nonaccrual loans:
1 – 4 family dwellings	$242	$250
Construction	—	—
Land acquisition & development	—	—
Commercial real estate	—	—
Home equity lines of credit	—	—

Total	$242	$250

Income that would have been recognized	$15	$15
Interest income recognized	$21	$17
Interest income foregone	$—	$—

The Company’s loan portfolio may include troubled debt restructurings (TDRs), where economic concessions have been granted to borrowers who have experienced or are expected to experience financial difficulties. These concessions typically result from the Company’s loss mitigation activities and could include reductions in the interest rate, payment extensions, forgiveness of principal, forbearance or other actions. Certain TDRs are classified as nonperforming at the time of restructure and may only be returned to performing status after considering the borrower’s sustained repayment performance for a reasonable period, generally six months.

During fiscal 2018 and 2017, there were no loans modified and considered a trouble debt restructuring. At June 30, 2018 and 2017, there were no previously modified TDRs in default.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

7.	NET LOANS RECEIVABLE (Continued)

When the Company modifies a loan, management evaluates any possible impairment based on the present value of expected future cash flows, discounted at the contractual interest rate of the original loan agreement, except when the sole (remaining) source of repayment for the loan is the operation or liquidation of the collateral. In these cases, management uses the current fair value of the collateral, less selling costs, instead of discounted cash flows. If management determines that the value of the modified loan is less than the recorded investment in the loan (net of previous charge-offs, deferred loan fees or costs and unamortized premium or discount), impairment is recognized by segment or class of loan, as applicable, through an allowance estimate or a charge-off to the allowance. Segment and class status is determined by the loan’s classification at origination.

The allowance for loan losses is established through provisions for loan losses charged against income. Loans deemed to be uncollectible are charged against the allowance account. Subsequent recoveries, if any, are credited to the allowance. The allowance is maintained at a level believed adequate by management to absorb estimated potential loan losses. Management’s determination of the adequacy of the allowance is based on periodic evaluations of the loan portfolio considering past experience, current economic conditions, composition of the loan portfolio and other relevant factors. This evaluation is inherently subjective, as it requires material estimates that may be susceptible to significant change.

Effective December 13, 2006, the FDIC, in conjunction with the other federal banking agencies adopted a Revised Interagency Policy Statement on the Allowance for Loan and Lease Losses (“ALLL”). The revised policy statement revised and replaced the banking agencies’ 1993 policy statement on the ALLL. The revised policy statement provides that an institution must maintain an ALLL at a level that is appropriate to cover estimated credit losses on individually evaluated loans determined to be impaired, as well as estimated credit losses inherent in the remainder of the loan and lease portfolio. The banking agencies also revised the policy to ensure consistency with generally accepted accounting principles (“GAAP”). The revised policy statement updates the previous guidance that describes the responsibilities of the board of directors, management, and bank examiners regarding the ALLL, factors to be considered in the estimation of the ALLL, and the objectives and elements of an effective loan review system.

Federal regulations require that each insured savings institution classify its assets on a regular basis. In addition, in connection with examinations of insured institutions, federal examiners have authority to identify problem assets and, if appropriate, classify them. There are three classifications for problem assets: “substandard”, “doubtful” and “loss”. Substandard assets have one or more defined weaknesses and are characterized by the distinct possibility that the insured institution will sustain some loss if the deficiencies are not corrected. Doubtful assets have the weaknesses of those classified as substandard with the added characteristic that the weaknesses make collection or liquidation in full on the basis of currently existing facts, conditions and values questionable, and there is a high possibility of loss. An asset classified as loss is considered uncollectible and of such little value that continuance as an asset of the institution is not warranted. Another category designated “asset watch” is also utilized by the Bank for assets which do not currently expose an insured institution to a sufficient degree of risk to warrant classification as substandard, doubtful or loss. Assets classified as substandard or doubtful require the institution to establish general allowances for loan losses. If an asset or portion thereof is classified as loss, the insured institution must either establish specific allowances for loan losses in the amount of 100% of the portion of the asset classified loss, or charge-off such amount. General loss allowances established to cover possible losses related to assets classified substandard or doubtful may be included in determining an institution’s regulatory capital, while specific valuation allowances for loan losses do not qualify as regulatory capital.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

7.	NET LOANS RECEIVABLE (Continued)

The Company’s general policy is to internally classify its assets on a regular basis and establish prudent general valuation allowances that are adequate to absorb losses that have not been identified but that are inherent in the loan portfolio. The Company maintains general valuation allowances that it believes are adequate to absorb losses in its loan portfolio that are not clearly attributable to specific loans. The Company’s general valuation allowances are within the following general ranges: (1) 0% to 5% of assets subject to special mention; (2) 5.00% to 100% of assets classified substandard; and (3) 50% to 100% of assets classified doubtful. Any loan classified as loss is charged-off. To further monitor and assess the risk characteristics of the loan portfolio, loan delinquencies are reviewed to consider any developing problem loans. Based upon the procedures in place, considering the Company’s past charge-offs and recoveries and assessing the current risk elements in the portfolio, management believes the allowance for loan losses at June 30, 2018, is adequate.

The following tables present the classes of the loan portfolio summarized by the aging categories of performing loans and nonaccrual loans as of June 30, 2018 and 2017:

	Current	30 – 59 Days Past Due	60 – 89 Days Past Due	90 Days + Past Due Accruing	90 Days + Past Due Non- accrual	Total Past Due	Total Loans

	(Dollars in Thousands)
June 30, 2018
First mortgage loans:
1 – 4 family dwellings	$72,002	$—	$—	$—	$235	$235	$72,237
Construction	1,769	—	—	—	—	—	1,769
Land acquisition & development	—	—	—	—	—	—	—
Multi-family dwellings	3,390	—	—	—	—	—	3,390
Commercial	3,482	—	—	—	—	—	3,482
Consumer Loans
Home equity	861	—	—	—	—	—	861
Home equity lines of credit	2,177	—	—	—	—	—	2,177
Other	125	—	—	—	—	—	125
Commercial Loans	633	—	—	—	—	—	633

	$84,439	$—	$—	$—	$235	$235	84,674

Deferred loan costs							469
Allowance for loan losses							(468)

Net Loans Receivable							$84,675

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

7.	NET LOANS RECEIVABLE (Continued)

	Current	30 – 59 Days Past Due	60 – 89 Days Past Due	90 Days + Past Due Accruing	90 Days + Past Due Non- accrual	Total Past Due	Total Loans

	(Dollars in Thousands)
June 30, 2017
First mortgage loans:
1 – 4 family dwellings	$64,907	$—	$—	$—	$246	$246	$65,153
Construction	1,866	—	—	—	—	—	1,866
Land acquisition & development	462	—	—	—	—	—	462
Multi-family dwellings	3,653	—	—	—	—	—	3,653
Commercial	2,033	—	—	—	—	—	2,033
Consumer Loans
Home equity	1,017	—	—	—	—	—	1,017
Home equity lines of credit	2,275	—	—	—	—	—	2,275
Other	139	—	—	—	—	—	139
Commercial Loans	841	—	—	—	—	—	841

	$77,193	$—	$—	$—	$246	$246	77,439

Deferred loan costs							434
Allowance for loan losses							(418)

Net Loans Receivable							$77,455

Credit Quality Information

The following tables represent credit exposure by internally assigned grades for the fiscal years ended June 30, 2018 and 2017. The grading system analysis estimates the capability of the borrower to repay the contractual obligations of the loan agreements as scheduled or not at all. The Company’s internal credit risk grading system is based on experiences with similarly graded loans.

The Company’s internally assigned grades are as follows:

Pass – loans which are protected by the current net worth and paying capacity of the obligor or by the value of the underlying collateral.

Special Mention – loans where a potential weakness or risk exists, which could cause a more serious problem if not corrected.

Substandard – loans that have a well-defined weakness based on objective evidence and can be characterized by the distinct possibility that the Company will sustain some loss if the deficiencies are not corrected.

Doubtful – loans classified as doubtful have all the weaknesses inherent in a substandard loan. In addition, these weaknesses make collection or liquidation in full highly questionable and improbable, based on existing circumstances.

Loss – loans classified as loss are considered uncollectible, or of such value that continuance as a loan is not warranted.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

7.	NET LOANS RECEIVABLE (Continued)

Credit Quality Information (continued)

The primary credit quality indicator used by management in the 1 – 4 family and consumer loan portfolios is the performance status of the loans. Payment activity is reviewed by Management on a monthly basis to determine how loans are performing. Loans are considered to be non-performing when they become 90 days delinquent, have a history of delinquency, or have other inherent characteristics which Management deems to be weaknesses.

The following tables presents the Company’s internally classified construction, land acquisition and development, multi-family residential, commercial real estate and commercial (not secured by real estate) loans at June 30, 2018 and 2017.

	June 30, 2018
	Construction	Land Acquisition & Development Loans	Multi-family Residential	Commercial Real Estate	Commercial
	(Dollars in Thousands)
Pass	$1,769	$—	$3,390	$3,482	$633
Special Mention	—	—	—	—	—
Substandard	—	—	—	—	—
Doubtful	—	—	—	—	—

Ending Balance	$1,769	$—	$3,390	$3,482	$633

	June 30, 2017
	Construction	Land Acquisition & Development Loans	Multi- family Residential	Commercial Real Estate	Commercial
	(Dollars in Thousands)
Pass	$1,866	$462	$3,653	$2,033	$841
Special Mention	—	—	—	—	—
Substandard	—	—	—	—	—
Doubtful	—	—	—	—	—

Ending Balance	$1,866	$462	$3,653	$2,033	$841

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

7.	NET LOANS RECEIVABLE (Continued)

Credit Quality Information (Continued)

The following table presents performing and non-performing 1 – 4 family residential and consumer loans based on payment activity for the periods ended June 30, 2018 and June 30, 2017.

	June 30, 2018
	1 – 4 Family	Consumer

	(Dollars in Thousands)
Performing	$72,002	$3,163
Non-performing	235	—

Total	$72,237	$3,163

	June 30, 2017
	1 – 4 Family	Consumer

	(Dollars in Thousands)
Performing	$64,907	$3,431
Non-performing	246	—

Total	$65,153	$3,431

8.	ALLOWANCE FOR LOAN LOSSES

The Company determines its allowance for loan losses in accordance with generally accepted accounting principles. The Company uses a systematic methodology as required by Financial Reporting Release No. 28 and the various Federal Financial Institutions Examination Council guidelines. The Company also endeavors to adhere to SEC Staff Accounting Bulletin No. 102 in connection with loan loss allowance methodology and documentation issues.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

8.	ALLOWANCE FOR LOAN LOSSES (Continued)

Our methodology used to determine the allocated portion of the allowance is as follows. For groups of homogenous loans, we apply a loss rate to the groups’ aggregate balance. Our group loss rate reflects our historical loss experience. We may adjust these group rates to compensate for changes in environmental factors; but our adjustments have not been frequent due to a relatively stable charge-off experience. The Company also monitors industry loss experience on similar loan portfolio segments. We then identify loans for individual evaluation under ASC Topic 310. If the individually identified loans are performing, we apply a segment specific loss rate adjusted for relevant environmental factors, if necessary, for those loans reviewed individually and considered individually impaired, we use one of the three methods for measuring impairment mandated by ASC Topic 310. Generally the fair value of collateral is used since our impaired loans are generally real estate based. In connection with the fair value of collateral measurement, the Company generally uses an independent appraisal and determines costs to sell. The Company’s appraisals for commercial income based loans, such as multi-family and commercial real estate loans, assess value based upon the operating cash flows of the business as opposed to merely “as built” values. The Company then validates the reasonableness of our calculated allowances by: (1) reviewing trends in loan volume, delinquencies, restructurings and concentrations; (2) reviewing prior period (historical) charge-offs and recoveries; and (3) presenting the results of this process, quarterly, to the Asset Classification Committee and the Savings Bank’s Board of Directors. We then tabulate, format and summarize the current loan loss allowance balance for financial and regulatory reporting purposes.

The Company had no unallocated loss allowance balance at June 30, 2018 and 2017.

The allowance for loan losses represents the amount which management estimates is adequate to provide for probable losses inherent in its loan portfolio. The allowance method is used in providing for loan losses. Accordingly, all loan losses are charged to the allowance, and all recoveries are credited to it. The allowance for loan losses is established through a provision for loan losses charged to operations. The provision for loan losses is based on management’s periodic evaluation of individual loans, economic factors, past loan loss experience, changes in the composition and volume of the portfolio, and other relevant factors. The estimates used in determining the adequacy of the allowance for loan losses, including the amounts and timing of future cash flows expected on impaired loans, are particularly susceptible to changes in the near term.

The following is a summary of the changes in the allowance for loan losses:

	2018	2017	2016
	(Dollars in Thousands)
Balance, July 1	$418	$360	$304
Add:
Provision for loan losses	50	58	56
Less:
Loans charged off	—	—	—

Balance, June 30	$468	$418	$360

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

8.	ALLOWANCE FOR LOAN LOSSES (Continued)

The following tables summarize the primary segments of the allowance for loan losses (“ALLL”), segregated into the amount required for loans individually evaluated for impairment and the amount required for loans collectively evaluated for impairment as of June 30, 2018, June 30, 2017 and June 30, 2016. Activity in the allowance is presented for the fiscal years ended June 30, 2018, 2017 and 2016.

	As of June 30, 2018
	First Mortgage Loans
	1 – 4 Family	Construction	Land Acquisition & Development	Multi- family	Commercial	Consumer Loans	Commercial Loans	Total

	(Dollars in Thousands)
Beginning ALLL Balance at June 30, 2017	$305	$30	$5	$20	$20	$34	$4	$418
Charge-offs	—	—	—	—	—	—	—	—
Recoveries	—	—	—	—	—	—	—	—
Provisions	51	(6)	(5)	(2)	15	(3)	—	50

Ending ALLL Balance at June 30, 2018	$356	$24	$—	$18	$35	$31	$4	$468

Individually evaluated for impairment	$—	$—	$—	$—	$—	$—	$—	$—
Collectively evaluated for impairment	356	24	—	18	35	31	4	468

	$356	$24	$—	$18	$35	$31	$4	$468

	As of June 30, 2017
	First Mortgage Loans
	1 – 4 Family	Construction	Land Acquisition & Development	Multi- family	Commercial	Consumer Loans	Commercial Loans	Total
	(Dollars in Thousands)
Beginning ALLL Balance at June 30, 2016	$222	$57	$7	$22	$16	$29	$7	$360
Charge-offs	—	—	—	—	—	—	—	—
Recoveries	—	—	—	—	—	—	—	—
Provisions	83	(27)	(2)	(2)	4	5	(3)	58

Ending ALLL Balance at June 30, 2017	$305	$30	$5	$20	$20	$34	$4	$418

Individually evaluated for impairment	$—	$—	$—	$—	$—	$—	$—	$—
Collectively evaluated for impairment	305	30	5	20	20	34	4	418

	$305	$30	$5	$20	$20	$34	$4	$418

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

8.	ALLOWANCE FOR LOAN LOSSES (Continued)

	As of June 30, 2016
	First Mortgage Loans
	1 – 4 Family	Construction	Land Acquisition & Development	Multi- family	Commercial	Consumer Loans	Commercial Loans	Total
	(Dollars in Thousands)
Beginning ALLL Balance at June 30, 2015	$125	$63	$9	$30	$34	$37	$6	$304
Charge-offs	—	—	—	—	—	—	—	—
Recoveries	—	—	—	—	—	—	—	—
Provisions	97	(6)	(2)	(8)	(18)	(8)	1	56

Ending ALLL Balance at June 30, 2016	$222	$57	$7	$22	$16	$29	$7	$360

Individually evaluated for impairment	$—	$—	$—	$—	$—	$—	$—	$—
Collectively evaluated for impairment	222	57	7	22	16	29	7	360

	$222	$57	$7	$22	$16	$29	$7	$360

During the fiscal year ended June 30, 2018, the ALLL associated with the 1-4 family loans increased by $51 thousand primarily as a result of higher loan balances as well as an increase in the reserve factor from 0.43% to 0.46%. Additionally, the ALLL associated with the commercial loan segment increased by $15 thousand due to higher loan levels.

During the fiscal year ended June 30, 2017, the substantial changes to the ALLL were comprised of an $83 thousand increase associated with 1-4 family loans and a $27 thousand decrease attributable to construction loans. The primary reason for the changes in the ALLL balance, in total, and within the identified segments, is changes in applicable loan balances. Additionally, the reserve factor associated with the 1-4 family permanent loans increased from 0.40% to 0.43%.

During the fiscal year ended June 30, 2016, the ALLL associated with 1-4 family loans increased $97 thousand while the ALLL associated with commercial real estate, multi-family and consumer loans decreased $18 thousand, $8 thousand and $8 thousand, respectively. The increase in the ALLL associated with 1-4 family loans was primarily due to higher balances of these loans. Additionally, the reserve factor for the 1-4 family segment increased from 0.35% to 0.40%. The decreases in the ALLL associated with commercial real estate and consumer loans were primarily due to lower balances in these segments, while the decrease in the ALLL associated with multi-family loans was due to decreases in the balances of multi-family loans, partially offset by an increase in the reserve factor.

During the fiscal years ended June 30, 2018, 2017 and 2016, respectively, the Company increased its ALLL reserve factors for the following loan segment:

Loan Segment	06/30/2018 Factor	06/30/2017 Factor	6/30/2016 Factor

1-4 Family Permanent	0.46%	0.43%	0.40%

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

9.	ACCRUED INTEREST RECEIVABLE

Accrued interest receivable consists of the following:

	2018	2017
	(Dollars in Thousands)
Investment and mortgage-backed securities	$936	$924
Loans receivable	172	196
FHLB stock	117	86

Total	$1,225	$1,206

10.	FEDERAL HOME LOAN BANK STOCK

We are a member of the Federal Home Loan Bank (FHLB) of Pittsburgh. The FHLB requires members to purchase and hold a specified minimum level of FHLB stock based upon their level of borrowings, collateral balances and participation in other programs offered by the FHLB. Stock in the FHLB is non-marketable and is redeemable at the discretion of the FHLB. Both cash and stock dividends on FHLB stock are reported as income. FHLB stock can only be purchased, redeemed and transferred at par value.

At June 30, 2018 and 2017, our FHLB stock totaled $7.2 million and $7.1 million, respectively, as shown on the consolidated balance sheets. We account for the stock in accordance with ASC 325, which requires the investment to be carried at cost and evaluated for impairment based on the ultimate recoverability of the par value. Due to the continued improvement of the FHLB’s financial performance and stability over the past several years, combined with regular quarterly dividends in 2018 and 2017, we believe our holdings in FHLB stock are ultimately recoverable at par value and, therefore, determined that the stock was not other-than-temporarily impaired.

11.	PREMISES AND EQUIPMENT

Major classifications of premises and equipment are summarized as follows:

	2018	2017
	(Dollars in Thousands)
Land and improvements	$246	$246
Buildings and improvements	2,165	2,165
Furniture, fixtures, and equipment	1,217	1,201

	3,628	3,612
Less accumulated depreciation	3,236	3,158

Total	$392	$454

Depreciation charged to operations was $78 thousand, $97 thousand, and $98 thousand for the years ended June 30, 2018, 2017, and 2016, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

12.	DEPOSITS

Retail deposit accounts are summarized as follows:

	2018		2017
	Amount	Percent of Portfolio	Amount	Percent of Portfolio

	(Dollars in Thousands)
Non-interest earning checking	$18,436	12.7%	$19,396	13.4%
Interest-earning checking	24,459	16.9	23,787	16.4
Savings accounts	44,727	30.8	45,524	31.3
Money market accounts	21,087	14.6	22,484	15.5
Savings certificates	34,376	23.7	32,313	22.2
Advance payments by borrowers for taxes and insurance	1,938	1.3	1,785	1.2

Total	$145,023	100.0%	$145,289	100.0%

The maturities of savings certificates at June 30, 2018, are summarized as follows:

(Dollars in Thousands)
Within one year	$27,812
Beyond one year but within two years	3,755
Beyond two years but within three years	1,459
Beyond three years but within four years	754
Beyond four years but within five years	176
Beyond five years	420

Total	$34,376

There were no savings certificates with balances of $250 thousand or more on June 30, 2018 and 2017. At June 30, 2018 and 2017, the Savings Bank had brokered CDs totaling $9.3 million and $5.7 million, respectively.

Interest expense by deposit category for the years ended June 30 is as follows:

	2018	2017	2016
	(Dollars in Thousands)
Interest-earning checking	$4	$4	$4
Savings accounts	17	20	22
Money market accounts	20	21	22
Savings certificates	365	200	162

Total	$406	$245	$210

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

13.	FEDERAL HOME LOAN BANK ADVANCES

The following table presents contractual maturities of FHLB long-term advances as of June 30:

	Maturity range		Weighted- average	Stated interest rate range
Description	from	to	interest rate [1]	from	to	2018	2017

						(Dollars in Thousands)
Convertible	07/27/17	07/27/17	4.26%	4.26%	4.26%	$—	$10,000
Adjustable	08/11/17	09/01/17	1.25%	1.23%	1.27%	—	6,109

Total						$—	$16,109

Convertible advances may be reset to the three-month London Interbank Offered Rate (“LIBOR”) and have various spreads and call dates of three months. The FHLB has the right to convert from a fixed rate to a predetermined floating rate on its conversion date or quarterly thereafter. Should the advance be converted, the Company has the right to pay off the advance without penalty. The Company repaid the convertible select advance on July 27, 2017.

The adjustable rate advances adjusted monthly, based on the one-month LIBOR index, and have various spreads to the LIBOR index. The spreads to the applicable LIBOR index ranged from 0.05% to 0.16%. The adjustable rate advances were not convertible or callable. The FHLB advances were secured by the Company’s FHLB stock, mortgage-backed and investment securities and loans, and are subject to substantial prepayment penalties.

[1]	For fiscal year ended 2017.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

13.	FEDERAL HOME LOAN BANK ADVANCES (Continued)

The Company also utilized revolving and short-term FHLB advances. Short-term FHLB advances generally mature within 90 days, while revolving FHLB advances may be repaid by the Company without penalty. The following table presents information regarding such advances as of June 30:

	2018	2017
	(Dollars in Thousands)
FHLB revolving and short-term advances:
Ending balance	$171,403	$155,799
Average balance during the year	167,306	144,258
Maximum month-end balance during the year	179,791	155,799
Average interest rate during the year	1.60%	0.78%
Weighted-average rate at year-end	2.12%	1.24%

At June 30, 2018, the Company had remaining borrowing capacity with the FHLB of approximately $2.5 million.

The FHLB advances are secured by the Company’s FHLB stock, loans, mortgage-backed and investment securities. FHLB advances are subject to substantial prepayment penalties.

14.	COMMITMENTS AND CONTINGENT LIABILITIES

Loan Commitments

In the normal course of business, there are various commitments that are not reflected in the Company’s financial statements. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the Consolidated Balance Sheet. The Company’s exposure to credit loss in the event of nonperformance by the other parties to the financial instruments is represented by the contractual amounts as disclosed. Losses, if any, are charged to the allowance for losses on off- balance sheet items. Management minimizes its exposure to credit loss under these commitments by subjecting them to credit approval, review procedures, and collateral requirements, as deemed necessary. Various loan commitments totaling $9.4 million and $10.0 million at June 30, 2018 and 2017, respectively, represent financial instruments with off-balance sheet risk. The commitments outstanding at June 30, 2018 contractually mature in less than one year.

Loan commitments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the Consolidated Balance Sheet. The same credit policies are used in making commitments and conditional obligations as for on-balance sheet instruments. Generally, collateral, usually in the form of real estate, is required to support financial instruments with credit risk.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the loan agreement. These commitments are composed primarily of the undisbursed portion of construction and land development loans (Note 7), residential, commercial real estate, and consumer loan originations.

The exposure to loss under these commitments is limited by subjecting them to credit approval and monitoring procedures. Substantially all commitments to extend credit are contingent upon customers maintaining specific credit standards at the time of the loan funding. Management assesses the credit risk associated with certain commitments to extend credit in determining the level of the allowance for loan losses.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Litigation

The Company is involved with various legal actions arising in the ordinary course of business. Management believes the outcome of these matters will have no material effect on the consolidated operations or financial condition of WVS.

15.	REGULATORY CAPITAL

Federal regulations require the Savings Bank to maintain minimum amounts of capital. Specifically, the Savings Bank is required to maintain certain minimum dollar amounts and ratios of Total and Tier I Capital to Risk-Weighted Assets and of Tier I Capital to Average Total Assets.

In addition to the capital requirements, the Federal Deposit Insurance Corporation Improvement Act (“FDICIA”) established five capital categories ranging from well capitalized to critically undercapitalized. Should any institution fail to meet the requirements to be considered adequately capitalized, it would become subject to a series of increasingly restrictive regulatory actions.

In July of 2013 the respective U.S. federal banking agencies issued final rules implementing Basel III and the Dodd-Frank Act capital requirements to be fully-phased in on a global basis on January 1, 2019. The new regulations establish a new tangible common equity capital requirement, increase the minimum requirement for the current Tier 1 risk-weighted asset (“RWA”) ratio, phase out certain kinds of intangibles treated as capital and certain types of instruments and change the risk weightings of certain assets used to determine required capital ratios. Provisions of the Dodd-Frank Act generally require these capital rules to apply to bank holding companies and their subsidiaries. The new common equity Tier 1 capital component requires capital of the highest quality – predominantly composed of retained earnings and common stock instruments. For community banks, such as West View Savings Bank, a common equity Tier 1 capital ratio of 4.5% became effective on January 1, 2015. The new capital rules also increased the current minimum Tier 1 capital ratio from 4.0% to 6.0% beginning on January 1, 2015. In addition, in order to make capital distributions and pay discretionary bonuses to executive officers without restriction, an institution must also maintain greater than 2.5% in common equity attributable to a capital conservation buffer to be phased in from January 1, 2016 until January 1, 2019. The new rules also increase the risk weights for several categories of assets, including an increase from 100% to 150% for certain acquisition, development and construction loans and more than 90-day past due exposures. The new capital rules maintain the general structure of the prompt corrective action rules, but incorporate the new common equity Tier 1 capital requirement and the increased Tier 1 RWA requirement into the prompt corrective action framework.

Bank holding companies are generally subject to statutory capital requirements, which were implemented by certain of the new capital regulations described above that became effective on January 1, 2015. However, the Small Banking Holding Company Policy Statement exempts certain small bank holding companies like the Company from those requirements provided that they meet certain conditions.

As of June 30, 2018 and 2017, the FDIC categorized the Savings Bank as well capitalized under the regulatory framework for prompt corrective action. To be classified as a well capitalized financial institution, Common Equity Tier 1 Capital, Tier 1 Risk-Based, Total Risk-Based, and Tier 1 Leverage Capital Ratios must be at least 6.5 percent, 8 percent, 10 percent, and 5 percent, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

16.	REGULATORY CAPITAL (Continued)

The Company’s and Savings Bank’s actual capital ratios for fiscal 2018 are presented in the following table, which show that the Company and Savings Bank met all regulatory capital requirements.

	June 30, 2018
	WVS		West View

	Amount	Ratio	Amount	Ratio

	(Dollars in Thousands)
Common Equity Tier I Capital (to Risk-Weighted Assets)
Actual	$34,205	18.18%	$31,976	17.01%
To Be Well Capitalized	12,229	6.50	12,222	6.50
For Capital Adequacy Purposes	8,467	4.50	8,461	4.50
Tier I Capital (to Risk-Weighted Assets)
Actual	$34,205	18.18%	$31,976	17.01%
To Be Well Capitalized	15,052	8.00	15,042	8.00
For Capital Adequacy Purposes	11,289	6.00	11,281	6.00
Total Capital (to Risk-Weighted Assets)
Actual	$34,712	18.45%	$32,483	17.28%
To Be Well Capitalized	18,815	10.00	18,803	10.00
For Capital Adequacy Purposes	15,052	8.00	15,042	8.00
Tier I Capital (to Average Total Assets)
Actual	$34,205	9.65%	$31,976	9.03%
To Be Well Capitalized	17,718	5.00	17,712	5.00
For Capital Adequacy Purposes	14,174	4.00	14,170	4.00

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

16.	REGULATORY CAPITAL (Continued)

The Company’s and Savings Bank’s actual capital ratios for fiscal 2017 are presented in the following table, which show that the Company and Savings Bank met all regulatory capital requirements.

	June 30, 2017
	WVS		West View

	Amount	Ratio	Amount	Ratio

	(Dollars in Thousands)
Common Equity Tier I Capital (to Risk-Weighted Assets)
Actual	$33,231	19.40%	$31,421	18.35%
To Be Well Capitalized	11,135	6.50	11,128	6.50
For Capital Adequacy Purposes	7,709	4.50	7,704	4.50
Tier I Capital (to Risk-Weighted Assets)
Actual	$33,231	19.40%	$31,421	18.35%
To Be Well Capitalized	13,704	8.00	13,696	8.00
For Capital Adequacy Purposes	10,278	6.00	10,272	6.00
Total Capital (to Risk-Weighted Assets)
Actual	$33,688	19.67%	$31,878	18.62%
To Be Well Capitalized	17,131	10.00	17,120	10.00
For Capital Adequacy Purposes	13,704	8.00	13,696	8.00
Tier I Capital (to Average Total Assets)
Actual	$33,231	9.53%	$31,421	9.02%
To Be Well Capitalized	17,427	5.00	17,422	5.00
For Capital Adequacy Purposes	13,942	4.00	13,937	4.00

17.	STOCK BENEFIT PLANS

Stock Option Plan

The Company maintains the 2008 Stock Incentive Plan, which provides for the issuance of up to 152,000 shares of common stock pursuant to the grant of stock options, stock appreciation rights and plan share awards of restricted stock to directors, officers and employees. The stock options granted typically have an expiration term of ten years, subject to certain extensions and early terminations. The per share exercise price of an incentive stock option shall at a minimum equal the fair market value of a share of common stock on the date the option is granted. The per share exercise price of a compensatory stock option granted shall at least equal the greater of par value or 100 percent of the fair market value of a share of common stock on the date the option is granted. Proceeds from the exercise of the stock options are credited to common stock for the aggregate par value and the excess is credited to paid-in capital. Up to 38,000 shares of common stock may be granted to non-employee directors and up to 38,000 shares may be granted in the form of share awards of restricted stock.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

17.	STOCK BENEFIT PLANS (Continued)

The following table presents information related to the outstanding options:

	Officers’ and Employees’ Stock Options	Directors’ Stock Options	Weighted- Average Exercise Price
Outstanding, June 30, 2015	77,019	37,500	$16.20
Granted	—	—
Exercised	—	—
Forfeited	—	—

Outstanding, June 30, 2016	77,019	37,500	$16.20
Granted	—	—
Exercised	—	—
Forfeited	—	—

Outstanding, June 30, 2017	77,019	37,500	$16.20
Granted	—	—
Exercised	—	—
Forfeited	—	—

Outstanding, June 30, 2018	77,019	37,500	$16.20

Exercisable at year-end	77,019	37,500

Available for future grant	36,981	500

At June 30, 2018, there were 37,500 options outstanding and exercisable for directors with a weighted-average exercise price of $16.20, and a weighted-average remaining contractual life of 0.25 years. At June 30, 2017 there were 37,500 options outstanding and exercisable for directors, with a weighted-average price of $16.20, and a weighted-average remaining contractual life of 1.25 years.

Employee Stock Ownership Plan (“ESOP”)

WVS maintains an ESOP for the benefit of officers and Savings Bank employees who have met certain eligibility requirements related to age and length of service. Compensation expense for the ESOP was $104 thousand, $125 thousand, and $120 thousand for the years ended June 30, 2018, 2017, and 2016, respectively. Total ESOP shares as of June 30, 2018 and 2017 were 332,264 and 339,971, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

17.	STOCK BENEFIT PLANS (Continued)

The following table presents the components of the ESOP shares as of June 30, 2018 and 2017.

	2018	2017
Allocated shares	153,178	130,951
Unallocated shares	179,086	209,020

Total ESOP shares	332,264	339,971

Fair value of unallocated ESOP shares	$2,963,873	$3,365,222

The purchase of shares of the Company’s stock by the ESOP is funded by three term loans, and contributions from the Company, through the Savings Bank. Unreleased ESOP shares collateralize the loans payable and the cost of these shares is recorded as a contra-equity account in stockholders’ equity of the Company. The ESOP’s term loans bear a weighted-average interest rate of 4.25%, which rate is subject to adjustment based on annual changes in the prime rate and will mature on March 31, 2035, 2037 and 2038, respectively. Shares are released as payments are made by the ESOP on the loans. The ESOP’s sources of repayment on the loans can include dividends, if any, on the unallocated stock held by the ESOP and discretionary contributions from the Savings Bank to the ESOP and other earnings.

Compensation is recognized under the shares released method and compensation expense is equal to the fair value of the shares committed to be released, and unallocated ESOP shares are excluded from outstanding shares for the purpose of computing EPS.

18.	DIRECTOR, OFFICER, AND EMPLOYEE BENEFITS

Profit Sharing Plan

The Company maintains a non-contributory profit sharing 401(k) plan (the “Plan”) for its officers and employees who have met the age and length of service requirements. The Plan is a defined contribution plan with the contributions based on a percentage of salaries of the Plan participants. The Company made no contributions to the Plan for the three years ended June 30, 2018, 2017, and 2016.

Directors’ Deferred Compensation Plan

The Company maintains a deferred compensation plan (the “Plan”) for directors who elect to defer all or a portion of their directors’ fees. Deferred fees are paid to the participants in installments commencing in the year following the year the individual is no longer a member of the Board of Directors.

The Plan allows for the deferred amounts to be paid in shares of common stock at the prevailing market price on the date of distribution. For fiscal years ended June 30, 2018, 2017, and 2016, 1,731 shares were held by the Plan.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

18.	DIRECTOR, OFFICER, AND EMPLOYEE BENEFITS (Continued)

Amounts deferred are included in other noninterest expense and totaled $29 thousand, $28 thousand, and $28 thousand for the fiscal years 2018, 2017, and 2016, respectively. The aggregate liability for the deferred compensation arrangement at June 30, 2018 and 2017, was $267 thousand and $208 thousand, respectively, and is included in with “other liabilities” in the Consolidated Balance Sheet.

Bank-Owned Life Insurance (“BOLI”)

The Company has purchased single premium BOLI policies on certain executives. The policies are recorded at their cash surrender values. Increases in cash surrender values are included in noninterest income in the accompanying Consolidated Statement of Income. The Company recorded $126 thousand, $131 thousand and $134 thousand of income in fiscal 2018, 2017, and 2016, respectively, and the policies’ cash surrender values totaling $4.7 million and $4.5 million at June 30, 2018 and 2017, respectively, are reflected as an asset on the Consolidated Balance Sheet.

Executive Life Insurance

The Company has split dollar life insurance arrangements (“Split Dollar Life Insurance Agreements”) with certain executives. This plan provides each executive a specified death benefit should the executive die while in the Company’s employ. The Company owns the policies and all cash values thereunder. Upon death of the covered employee, the agreed-upon amount of death proceeds from the policies will be paid directly to the insured’s beneficiary. As of June 30, 2018, the policies had total death benefits of $10.9 million of which $2.4 million would have been paid to the executive’s beneficiaries and the remaining $8.5 million would have been paid to the Company. A portion of the death benefit coverage may continue to the Company’s CEO in the event of a change in control or other termination of his employment. In the event the other executives terminate employment with the Company, their split dollar interests in the policies cease. The Company accrued a benefit expense of $56 thousand, $32 thousand, and $34 thousand in fiscal 2018, 2017, and 2016, respectively, for the split dollar benefit.

Supplemental Executive Retirement Plan (“SERP”)

On September 1, 2013, the Company entered into a supplemental executive retirement plan (SERP) agreement with the CEO. The plan was targeted to provide him with an annual retirement benefit commencing at age 65. The Company accrued expenses of $122 thousand, $118 thousand, and $115 thousand for fiscal years 2018, 2017, and 2016, respectively, in connection with the SERP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

19.	INCOME TAXES

The provision for income taxes consists of:

	2018	2017	2016
	(Dollars in Thousands)
Currently payable:
Federal	$877	$801	$659
State	186	105	137

	1,063	906	796
Deferred	(68)	(58)	3
Change in corporate tax rate	133	—	—

Total	$1,128	$848	$799

In addition to income taxes applicable to income before taxes in the Consolidated Statement of Income, the following income tax amounts were recorded to stockholders’ equity during the years ended June 30:

	2018	2017	2016
	(Dollars in Thousands)
Net unrealized loss on securities available for sale	$2	$17	$58
Net non-credit (gain) loss on securities with OTTI	4	(44)	(56)

Net gain (loss) recorded to stockholders’ equity	$6	$(27)	$2

The following temporary differences gave rise to the net deferred tax assets at June 30:

	2018	2017
	(Dollars in Thousands)
Deferred tax assets:
Allowance for loan losses	$101	$147
Deferred compensation	62	80
Retirement Plan	117	148
Reserve for uncollected interest	—	2
Reserve for off-balance sheet commitments	8	13
OTTI other impairment	47	120
OTTI credit impairment	36	65
Net unrealized loss on securities available for sale	3	—
Other	110	90

Total gross deferred tax assets	484	665

Deferred tax liabilities:
Net unrealized gain on securities available for sale	—	24
Deferred origination fees, net	124	193
Depreciation reserve	1	11
Total gross deferred tax liabilities	125	228

Net deferred tax assets	$359	$437

No valuation allowance was established at June 30, 2018 and 2017, in view of the Company’s ability to carryback to taxes paid in previous years, future anticipated taxable income, which is evidenced by the Company’s earnings potential, and deferred tax liabilities at June 30, 2018 and 2017.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

19.	INCOME TAXES (Continued)

The Tax Cut and Jobs Act, enacted on December 22, 2017, lowered the federal corporate income tax rate from 34% to 21% effective January 1, 2018. As a result, the carrying value of net deferred tax assets was reduced, which increased income tax expense by $133 thousand.

The Company and its subsidiary file a consolidated federal income tax return. Prior to 1996, the Savings Bank was permitted under the Internal Revenue Code to establish a tax reserve for bad debts, and to make annual additions within specified limitations which may have been deducted in arriving at its taxable income. Subsequent to 1995, the Savings Bank’s bad debt deduction may be computed using an amount based on its actual loss experience (the “experience method”).

U.S. generally accepted accounting principles prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Benefits from tax positions should be recognized in the financial statements only when it is more likely than not that the tax position will be sustained upon examination by the appropriate taxing authority that would have full knowledge of all relevant information. A tax position that meets the more-likely-than-not recognition threshold is measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement. Tax positions that previously failed to meet the more-likely-than-not recognition threshold should be recognized in the first subsequent financial reporting period in which that threshold is met. Previously recognized tax positions that no longer meet the more-likely-than-not recognition threshold should be derecognized in the first subsequent financial reporting period in which that threshold is no longer met.

There is currently no liability for uncertain tax positions and no known unrecognized tax benefits. The Company recognizes, when applicable, interest and penalties related to unrecognized tax benefits in the provision for income taxes in the Consolidated Statement of Income. With few exceptions, the Company is no longer subject to U.S. federal income tax examinations by tax authorities for years before 2015.

The following is a reconciliation between the actual provision for income taxes and the amount of income taxes which would have been provided at federal statutory rates for the years ended June 30:

	2018		2017		2016
		% of		% of		% of
		Pretax		Pretax		Pretax
	Amount	Income	Amount	Income	Amount	Income

	(Dollars in Thousands)
Provision at statutory rate	$894	27.5%	$845	34.0%	$722	34.0%
Impact of change in Federal corporate tax rate	133	4.1	—	—	—	—
State income tax, net of federal tax benefit	146	4.5	69	2.8	90	4.2
Tax exempt income	(7)	(0.2)	(5)	(0.2)	(3)	—
Bank Owned Life Insurance	(34)	(1.0)	(45)	(1.8)	(46)	(2.3)
Other, net	(4)	(0.1)	(16)	(0.7)	36	1.7

Actual tax expense and effective rate	$1,128	34.8%	$848	34.1%	$799	37.6%

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

19.	INCOME TAXES (Continued)

The Savings Bank is subject to the Pennsylvania Mutual Thrift Institutions Tax, which is calculated at 11.5 percent of earnings.

Prior to the enactment of the Small Business Job Protection Act, the Company accumulated approximately $3.9 million of retained earnings, which represent allocations of income to bad debt deductions for tax purposes only. Since there is no amount that represents the accumulated bad debt reserves subsequent to 1987, no provision for federal income tax has been made for such amount. If any portion of this amount is used other than to absorb loan losses (which is not anticipated), the amount will be subject to federal income tax at the current corporate rate.

20.	REGULATORY MATTERS

Cash and Due From Banks

The Federal Reserve requires the Savings Bank to maintain certain reserve balances. The required reserves are computed by applying prescribed ratios to the Savings Bank’s average deposit transaction account balances. As of June 30, 2018 and 2017, the Savings Bank had required reserves of $801 thousand and $761 thousand, respectively. The required reserves are held in the form of vault cash and an interest-bearing depository balance maintained directly with the Federal Reserve.

Loans

Federal law prohibits the Company from borrowing from the Savings Bank unless the loans are secured by specific obligations. Further, such secured loans are limited in amount to 10 percent of the Savings Bank’s capital surplus.

Dividend Restrictions

The Savings Bank is subject to the Pennsylvania Banking Code, which restricts the availability of surplus for dividend purposes. At June 30, 2018, surplus funds of $3.4 million were not available for dividends from the Savings Bank to the Company.

21.	FAIR VALUE MEASUREMENTS

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in the principal or most advantageous market for an asset or liability in an orderly transaction between market participants at the measurement date. GAAP established a fair value hierarchy that prioritizes the use of inputs used in valuation methodologies into the following three levels:

Level I:	Quoted prices are available in active markets for identical assets or liabilities as of the reported date.

Level II:

Pricing inputs are other than the quoted prices in active markets, which are either directly or indirectly observable as of the reported date. The nature of these assets and liabilities includes items for which quoted prices are available but traded less frequently and items that are fair-valued using other financial instruments, the parameters of which can be directly observed.

Level III:

Assets and liabilities that have little to no pricing observability as of the reported date. These items do not have two-way markets and are measured using management’s best estimate of fair value, where the inputs into the determination of fair value require significant management judgment or estimation.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

21.	FAIR VALUE MEASUREMENTS (Continued)

Assets Measured at Fair Value on a Recurring Basis

Investment Securities Available-for-Sale

Fair values for securities available for sale are determined by obtaining quoted prices on nationally recognized securities exchanges or matrix pricing, which is a mathematical technique widely used in the industry to value debt securities without relying exclusively on quoted prices for the specific securities, but rather by relying on the securities’ relationship to other benchmark quoted securities. The Company has no Level I or Level III investment securities. Level II investment securities were primarily comprised of investment-grade corporate bonds and U.S. dollar-denominated investment-grade corporate bonds of large foreign issuers.

The following tables present the assets reported on a recurring basis on the Consolidated Balance Sheet at their fair value as of June 30, 2018 and June 30, 2017, by level within the fair value hierarchy. As required by GAAP, financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

	June 30, 2018
	Level I	Level II	Level III	Total
	(Dollars in Thousands)
Assets measured on a recurring basis:
Investment securities – available for sale:
Corporate securities	$—	$104,339	$—	$104,339
Foreign debt securities (1)	—	22,851	—	22,851
Obligations of states and political subdivisions
	—	1,621	—	1,621

	$—	$128,811	$—	$128,811

	June 30, 2017
	Level I	Level II	Level III	Total
	(Dollars in Thousands)
Assets measured on a recurring basis:
Investment securities – available for sale:
Corporate securities	$—	$92,636	$—	$92,636
Foreign debt securities (1)	—	14,486	—	14,486
Obligations of states and political subdivisions	—	1,327	—	1,327

	$—	$108,449	$—	$108,449

(1)	U.S. dollar-denominated investment-grade corporate bonds of large foreign issuers.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

21.	FAIR VALUE MEASUREMENTS (Continued)

Assets Measured at Fair Value on a Nonrecurring Basis

The Company may be required, from time to time, to measure certain financial assets and financial liabilities at fair value on a nonrecurring basis in accordance with U.S. generally accepted accounting principles. These include assets that are measured at the lower of cost or fair value that were recognized at fair value below cost at the end of the period. There were no assets measured at fair value on a nonrecurring basis at June 30, 2018 or 2017.

Impaired Loans

Loans for which it is probable that payment of interest and principal will not be made in accordance with the contractual terms of the loan agreement are considered impaired. Once a loan is identified as individually impaired, management measures impairment in accordance with ASC Topic 310. The fair value of impaired loans is estimated using one of several methods, including collateral value, liquidation value and discounted cash flows. Those impaired loans not requiring an allowance represent loans for which the fair value of the expected repayments or collateral exceed the recorded investments in such loans. Collateral values are estimated using Level II inputs based on observable market data or Level III inputs based on customized discounting criteria. For a majority of impaired real estate related loans, the Company obtains a current external appraisal. Other valuation techniques are used as well, including internal valuations, comparable property analysis and contractual sales information. The Company had no Level I, Level II or Level III impaired loans at June 30, 2018 or 2017.

Real Estate Owned

Real estate acquired through foreclosure or deed in lieu of foreclosure is carried at fair value less estimated costs to sell. Any reduction from the carrying value of the related loan to fair value at the time of acquisition is accounted for as a loan loss. Any subsequent reduction in fair market value is reflected as a valuation allowance through a charge to income. Costs of significant property improvements are capitalized, whereas costs relating to holding and maintaining the property, are charged to expense. The Company had no Level I, Level II, or Level III real estate owned at June 30, 2018 or 2017.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

21.	FAIR VALUE MEASUREMENTS (Continued)

Assets Measured at Fair Value on a Nonrecurring Basis (Continued)

The Company classifies financial instruments in Level III of the fair value hierarchy when there is reliance on at least one significant unobservable input to the valuation model. In addition to these unobservable inputs, the valuation model for Level III financial instruments typically also rely on a number of inputs that are readily observable, either directly or indirectly.

22.	FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amounts and estimated fair values at June 30 are as follows:

	June 30, 2018
	Carrying Amount	Fair Value	Level I	Level II	Level III
	(Dollars in Thousands)
FINANCIAL ASSETS
Cash and cash equivalents	$2,441	$2,441	$2,441	$—	$—
Certificates of deposit	350	350	350	—	—
Investment securities – available for sale	128,811	128,811	—	128,811	—
Investment securities – held to maturity	6,181	6,125	—	6,125	—
Mortgage-backed securities – held to maturity:
Agency	114,899	115,733	—	115,733	—
Private-label	958	1,111	—	—	1,111
Net loans receivable	84,675	84,319	—	—	84,319
Accrued interest receivable	1,225	1,225	1,225	—	—
FHLB stock	7,161	7,161	7,161	—	—
Bank owned life insurance	4,668	4,668	4,668	—	—
FINANCIAL LIABILITIES
Deposits:
Non-interest earning checking	$18,436	$18,436	$18,436	$—	$—
Interest-earning checking	24,459	24,459	24,459	—	—
Savings accounts	44,727	44,727	44,727	—	—
Money market accounts	21,087	21,087	21,087	—	—
Certificates of deposit	34,376	34,053	—	—	34,053
Advance payments by borrowers for taxes and insurance	1,938	1,938	1,938	—	—
FHLB short-term advances	171,403	171,403	171,403	—	—
Accrued interest payable	380	380	380	—	—

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

22.	FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

	June 30, 2017
	Carrying Amount	Fair Value	Level I	Level II	Level III
	(Dollars in Thousands)
FINANCIAL ASSETS
Cash and cash equivalents	$2,272	$2,272	$2,272	$—	$—
Certificates of deposit	10,380	10,380	10,380	—	—
Investment securities – available for sale	108,449	108,449	—	108,449	—
Investment securities – held to maturity	8,678	8,815	—	8,815	—
Mortgage-backed securities – held to maturity:
Agency	128,201	128,840	—	128,840	—
Private-label	1,120	1,341	—	—	1,341
Net loans receivable	77,455	77,224	—	—	77,224
Accrued interest receivable	1,206	1,206	1,206	—	—
FHLB stock	7,062	7,062	7,062	—	—
Bank owned life insurance	4,541	4,541	4,541	—	—
FINANCIAL LIABILITIES
Deposits:
Non-interest bearing deposits	$19,396	$19,396	$19,396	$—	$—
Interest-earning checking	23,787	23,787	23,787	—	—
Savings accounts	45,524	45,524	45,524	—	—
Money market accounts	22,484	22,484	22,484	—	—
Certificates of deposit	32,313	32,147	—	—	32,147
Advance payments by borrowers for taxes and insurance	1,785	1,785	1,785	—	—
FHLB advances – fixed rate	10,000	10,000	—	—	10,000
FHLB advances – variable rate	6,109	6,109	6,109	—	—
FHLB short-term advances	155,799	155,799	155,799	—	—
Accrued interest payable	247	247	247	—	—

Financial instruments are defined as cash, evidence of an ownership interest in an entity, or a contract which creates an obligation or right to receive or deliver cash or another financial instrument from or to a second entity on potentially favorable or unfavorable terms.

Fair value is defined as the amount at which a financial instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. If a quoted market price is available for a financial instrument, the estimated fair value would be calculated based upon the market price per trading unit of the instrument.

If no readily available market exists, the fair value estimates for financial instruments should be based upon management’s judgment regarding current economic conditions, interest rate risk, expected cash flows, future estimated losses, and other factors, as determined through various option pricing formulas or simulation modeling. As many of these assumptions result from judgments made by management based upon estimates, which are inherently uncertain, the resulting estimated values may not be indicative of the amount realizable in the sale of a particular financial instrument. In addition, changes in the assumptions on which the estimated values are based may have a significant impact on the resulting estimated values.

As certain assets and liabilities, such as deferred tax assets, premises and equipment, and many other operational elements of the Company, are not considered financial instruments, but have value, this estimated fair value of financial instruments would not represent the full market value of the Company.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

22.	FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

Estimated fair values have been determined by the Company using the best available data, as generally provided in internal Savings Bank regulatory, or third party valuation reports, using an estimation methodology suitable for each category of financial instruments. The estimation methodologies used are as follows:

Cash and Cash Equivalents, Certificates of Deposit, Accrued Interest Receivable and Payable, and FHLB Short-term Advances

The fair value approximates the current carrying value.

Investment Securities, Mortgage-Backed Securities, and FHLB Stock

The fair value of investment and mortgage-backed securities is equal to the available quoted market price. If no quoted market price is available, fair value is estimated using the quoted market price for similar securities. For discussion of valuation of private-label CMOs, see Note 6 “Unrealized Losses on Securities”. Since the FHLB stock is not actively traded on a secondary market and held exclusively by member financial institutions, the estimated fair market value approximates the carrying amount.

Net Loans Receivable, Deposits, and Advance Payments by Borrowers for Taxes and Insurance

Fair value for consumer mortgage loans is estimated using market quotes or discounting contractual cash flows for prepayment estimates. Discount rates were obtained from secondary market sources, adjusted to reflect differences in servicing, credit, and other characteristics.

The estimated fair values for consumer, fixed-rate commercial, and multi-family real estate loans are estimated by discounting contractual cash flows for prepayment estimates. Discount rates are based upon rates generally charged for such loans with similar credit characteristics.

The estimated fair value for nonperforming loans is the appraised value of the underlying collateral adjusted for estimated credit risk.

Demand, savings, money market deposit accounts, and advance payments by borrowers for taxes and insurance are reported at book value. The fair value of certificates of deposit is based upon the discounted value of the contractual cash flows. The discount rate is estimated using average market rates for deposits with similar average terms.

Bank Owned Life Insurance

The fair value of BOLI approximates the cash surrender value of the policies at those dates.

FHLB Long-term Advances

The fair values of fixed-rate advances are estimated using discounted cash flows, based on current incremental borrowing rates for similar types of borrowing arrangements. The carrying amount on variable rate advances approximates their fair value.

Commitments to Extend Credit

These financial instruments are generally not subject to sale, and estimated fair values are not readily available. The carrying value, represented by the net deferred fee arising from the unrecognized commitment, and the fair value, determined by discounting the remaining contractual fee over the term of the commitment using fees currently charged to enter into similar agreements with similar credit risk, is not considered material for disclosure.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

23.	PARENT COMPANY

Condensed financial information of WVS Financial Corp. is as follows:

CONDENSED BALANCE SHEET

	June 30,
	2018	2017

	(Dollars in Thousands)
ASSETS
Interest-earning deposits with subsidiary bank	$2,104	$1,719
Investment in subsidiary bank	31,788	31,232
Other assets	178	99

TOTAL ASSETS	$34,070	$33,050

LIABILITIES AND STOCKHOLDERS’ EQUITY
Other liabilities	$53	$7
Stockholders’ equity	34,017	33,043

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$34,070	$33,050

CONDENSED STATEMENT OF INCOME

	Year Ended June 30,
	2018	2017	2016

	(Dollars in Thousands)
INCOME
Interest on loans	$94	$55	$48
Interest on investment and mortgage-backed securities	—	—	3
Dividend from subsidiary	1,600	1,300	1,200
Interest-earning deposits with subsidiary bank	2	2	1

Total income	1,696	1,357	1,252

OTHER OPERATING EXPENSE	127	121	125

Income before equity in undistributed earnings of subsidiary	1,569	1,236	1,127
Equity in undistributed earnings of subsidiary	540	344	170

Income before income taxes	2,109	1,580	1,297
Income tax benefit	(16)	(57)	(28)

NET INCOME	$2,125	$1,637	$1,325

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

23.	PARENT COMPANY (Continued)

	Year Ended June 30,
	2018	2017	2016

	(Dollars in Thousands)
OPERATING ACTIVITIES
Net income	$2,125	$1,637	$1,325
Adjustments to reconcile net income to net cash provided by operating activities:
Equity in undistributed earnings of subsidiary	(540)	(344)	(170)
Amortization of unallocated ESOP shares	177	221	52
Other, net	(34)	(11)	(1)

Net cash provided by operating activities	1,728	1,503	1,206

INVESTING ACTIVITIES
Available for sale:
Purchases of investments	—	—	(1,998)
Proceeds from repayments of investments	—	—	2,000

Net cash provided by investing activities	—	—	2

FINANCING ACTIVITIES
Cash dividends paid	(689)	(482)	(489)
Purchase of treasury stock	(622)	(359)	(19)
Increase in unallocated ESOP shares	(32)	(1,104)	(47)

Net cash used for financing activities	(1,343)	(1,945)	(555)

Increase (decrease) in cash and cash equivalents	385	(442)	653
CASH AND CASH EQUIVALENTS BEGINNING OF YEAR	1,719	2,161	1,508

CASH AND CASH EQUIVALENTS END OF YEAR	$2,104	$1,719	$2,161

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

24.	SELECTED QUARTERLY FINANCIAL DATA (unaudited)

	Three Months Ended
	September	December	March	June
	2017	2017	2018	2018

	(Dollars in Thousands, except per share data)
Total interest and dividend income	$2,225	$2,267	$2,482	$2,696
Total interest expense	644	677	818	985

Net interest income	1,581	1,590	1,664	1,711
Provision for loan losses	5	6	10	29

Net interest income after provision for loan losses	1,576	1,584	1,654	1,682
Total noninterest income	115	124	120	111
Total noninterest expense	892	957	907	957

Income before income taxes	799	751	867	836
Income taxes	297	355	233	243

Net income	$502	$396	$634	$593

Per share data:
Net income
Basic	$0.28	$0.22	$0.35	$0.31
Diluted	0.28	0.22	0.35	0.31
Average shares outstanding
Basic	1,824,878	1,826,580	1,828,283	1,827,870
Diluted	1,824,878	1,826,580	1,829,750	1,827,870

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

24.	SELECTED QUARTERLY FINANCIAL DATA (unaudited) (Continued)

	Three Months Ended
	September	December	March	June
	2016	2016	2017	2017

	(Dollars in Thousands, except per share data)
Total interest and dividend income	$1,777	$1,814	$1,958	$2,097
Total interest expense	373	396	488	597

Net interest income	1,404	1,418	1,470	1,500
Provision for loan losses	16	18	15	9

Net interest income after provision for loan losses	1,388	1,400	1,455	1,491
Total noninterest income	130	107	130	123
Total noninterest expense	934	916	896	993

Income before income taxes	584	591	689	621
Income taxes	186	196	263	203

Net income	$398	$395	$426	$418

Per share data:
Net income
Basic	$0.21	$0.21	$0.23	$0.22
Diluted	0.21	0.21	0.23	0.22
Average shares outstanding
Basic	1,876,160	1,881,086	1,882,593	1,855,313
Diluted	1,876,160	1,881,086	1,882,593	1,855,313

COMMON STOCK MARKET PRICE AND DIVIDEND INFORMATION

WVS Financial Corp.‘s common stock is traded on the Nasdaq Global MarketSM under the symbol “WVFC”.

The following table sets forth the high and low market prices of a share of common stock, and cash dividends declared per share, for the periods indicated.

	Market Price		Cash Dividends
Quarter Ended	High	Low	Declared
June 2018	$16.72	$15.60	$0.12
March 2018	18.05	15.40	0.08
December 2017	16.60	14.76	0.06
September 2017	16.85	15.39	0.06

June 2017	$16.15	$14.44	$0.10
March 2017	15.50	14.10	0.06
December 2016	15.40	12.01	0.04
September 2016	12.90	11.10	0.04

There were six Nasdaq Market Makers in the Company’s common stock as of June 30, 2018: Citadel Securities LLC; VIRTU Americas LLC; Canaccord Genuity LLC; Merrill Lynch, Pierce, Fenner; UBS Securities LLC and Two Sigma Securities.

According to the records of the Company’s transfer agent, there were approximately 408 shareholders of record at August 24, 2018. This does not include any persons or entities who hold their stock in nominee or “street name” through various brokerage firms.

Dividends are subject to determination and declaration by the Board of Directors, which takes into account the Company’s financial condition, statutory and regulatory restrictions, general economic condition and other factors.

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WVS FINANCIAL CORP.

CORPORATE INFORMATION

CORPORATE OFFICES

WVS FINANCIAL CORP. • WEST VIEW SAVINGS BANK

9001 Perry Highway Pittsburgh, PA 15237

412-364-1911

COMMON STOCK

The common stock of WVS Financial Corp. is traded on The Nasdaq

Global MarketSM under the symbol “WVFC”.

TRANSFER AGENT & REGISTRAR

Computershare

8742 Lucent Blvd, Suite 225

Highlands Ranch, CO 80129

303-262-0710

INVESTOR RELATIONS

David J. Bursic

412-364-1911

SPECIAL COUNSEL

Silver, Freedman, Taff & Tiernan LLP

Washington, DC

WEST VIEW SAVINGS BANK

9001 Perry Highway

Pittsburgh, PA 15237

412-364-1911

WEST VIEW OFFICE

456 Perry Highway

412-931-2171

CRANBERRY OFFICE

20531 Perry Highway

724-776-3480

FRANKLIN PARK OFFICE

2566 Brandt School Road

724-935-7100

BELLEVUE OFFICE

572 Lincoln Avenue

412-761-5595

SHERWOOD OAKS OFFICE

Serving Sherwood Oaks

Cranberry Twp.

LENDING DIVISION

2566 Brandt School Road

724-935-7400

BOARD OF DIRECTORS

John W. Grace

President

G & R Investment Consultants, Inc.

David J. Bursic

President and Chief Executive Officer

WVS Financial Corp. and

West View Savings Bank

John A. Howard, Jr.

Former Senior Vice President and

Chief Financial Officer

Laurel Capital Corp.

Lawrence M. Lehman

Office Manager

Dinnin & Parkins Associates

Edward F. Twomey, III

Senior Vice President

Financial Institutions Group

Samuel A. Ramirez & Co., Inc.

Joseph W. Unger

Former President

White Heating, Inc.

EXECUTIVE OFFICERS

John W. Grace

Chairman

David J. Bursic

President and

Chief Executive Officer

Michael R. Rutan

Senior Vice President—Operations

Corporate Secretary

Linda K. Butia

Vice President, Treasurer and

Chief Accounting Officer

The members of the Board of Directors serve in that capacity for both the Company and the Savings Bank.